UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM 10-SB/A
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

WESTERN DUBUQUE BIODIESEL, LLC
(Exact name of registrant as specified in its charter)

Iowa	20-3857933
(State or other jurisdiction of	(I.R.S. Employer Identification Number)
incorporation or organization)
904 Jamesmeier Rd.
P.O. Box 82
Farley, IA 52046
(Address of principal executive offices)
(563) 744-3554
(Issuer’s Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

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Forward Looking Statements
     This Form 10-SB Registration Statement contains forward looking statements. Such statements may consist of any statement other than a recitation of historical facts and can be identified by words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future sales, future profit percentages, and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include the risk factors discussed in Item 1A-Risk Factors and elsewhere in this registration statement, including, but not limited to, the following:
•	Overcapacity within the biodiesel industry;

•	Availability and costs of feedstock, particularly vegetable oils;

•	Changes in the price and market for biodiesel and glycerin;

•	Our ability to market and our reliance on third parties to market our products;

•	Actual biodiesel and glycerin production varying from expectations;

•	Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal biodiesel tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;

•	Changes in the weather or general economic conditions impacting the availability and price of vegetable oils;

•	Total U.S. consumption of diesel;

•	Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of feedstock;

•	Changes in plant production capacity or technical difficulties in operating the plant;

•	Costs of construction and equipment and possible increases in these costs;

•	Changes in our business strategy, capital improvements or development plans;

•	Changes in interest rates or the availability of credit;

•	Our ability to generate free cash flow to invest in our business and service our debt;

•	Our potential liability resulting from future litigation;

•	Our ability to retain key employees and maintain labor relations;

•	Changes and advances in biodiesel production technology;

•	Competition from alternative fuels; and

•	Other factors described elsewhere in this registration statement.

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PART I
ITEM 1. DESCRIPTION OF BUSINESS
Business Development
     Western Dubuque Biodiesel, LLC, was formed as an Iowa limited liability company on November 14, 2005 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of biodiesel near Farley, Dubuque County, Iowa. When our fiscal year ended on December 31, 2006, we had more than 500 members and assets exceeding $10,000,000; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission.
     We recently completed construction of a biodiesel manufacturing plant with production capacity of 30 million gallons of biodiesel per year. On August 1, 2007, we produced our first batch of biodiesel at the plant. Our plant is located near Farley, Iowa, in eastern Iowa. Our business is the production of biodiesel and crude glycerin for sale. We have paid REG to November 1, 2007, approximately $36,019,336 to construct our biodiesel plant. As of the end of our last fiscal quarter on June 30, 2007, we had not generated any revenues. However, to November 1, 2007, we have generated revenues primarily from the sale of glycerin and the conversion of canola oil to biodiesel on a toll basis.
     We financed the development and construction of the plant with a combination of equity and debt capital. For the fiscal year ended December 31, 2006, we raised approximately $19,279,000 by issuing 19,279 of our units to investors through an Iowa intrastate offering, which supplemented our seed capital equity of $3,100,000. We also received a $400,000 loan from the Iowa Department of Economic Development (IDED), $100,000 of which is forgivable. To complete project financing, we received $35,500,000 in a debt financing commitment from Marshall Bankfirst Corporation (Bankfirst) consisting of a $35,500,000 term loan which closed on October 25, 2006. On January 15, 2007 we raised an additional $650,000 by issuing 1,300 of our units to our directors that exercised a unit option agreement, for a total of $23,029,000 in equity raised.
     We entered into a consulting agreement with The Biodiesel Group as a project development and equity consultant. The Biodiesel Group is owned and operated by five of our directors, Warren L. Bush, William J. Horan, Denny G. Mauser, Tom C. Schroeder and Mark O. Muench. Upon execution of the agreement and in anticipation of the receipt of consulting services we transferred 100 unrestricted units to each of the five members of The Biodiesel Group. In exchange, The Biodiesel Group provided assistance with negotiation of various contracts, assistance in the planning of our equity marketing effort, and assistance in securing debt financing services up until the date of the closing of a loan transaction to finance construction of the project. In addition, we agreed to pay to The Biodiesel Group a total consulting fee of $120,000 payable at a rate of $20,000 per month during the first six months of the contract term. The contract term continued until 30 days after the plant was operational.
     On June 30, 2006, we entered into a design-build contract with Renewable Energy Group, LLC for the design and construction of the plant. We entered into a construction contract with Schueller Construction Co. to build our administrative building for an additional $320,000 in September 2006. On August 9, 2006 we consented to Renewable Energy Group, LLC assigning our design-build agreement to Renewable Energy Group, Inc. Renewable Energy Group, Inc. (REG) was created as a result of a merger between Renewable Energy Group, LLC, InterWest, L.C. and West Central Cooperative. Additionally, pursuant to an agreement executed in December of 2006, Western Dubuque Biodiesel and REG have agreed that we will issue 2,500 of our membership units to REG as payment for the last $2,500,000 of design-build services rendered by REG to us pursuant to the design-build agreement. REG has subscribed for these units. We expect to issue these units to REG in November 2007.
     REG offers construction, production, management and marketing services to biodiesel plants. REG not only constructs biodiesel production plants, but also operates its own biodiesel refining facilities. REG has indicated a desire to own and operate more of its own biodiesel production facilities. REG offers biodiesel management services for many of the biodiesel production facilities it constructs. REG has constructed six biodiesel plants including ours which have commenced biodiesel production. Five of the operating plants constructed by REG are located in Iowa. In addition, REG is in the process of constructing three additional biodiesel production plants, two of which will be owned and operated by REG. REG also currently has four biodiesel production plants in the pre-construction phase of development.
Description of REG
     The following information was obtained from the Renewable Energy Group, Inc. Form S-1 filed on July 16, 2007 and other publicly available sources. On July 31, 2006, pursuant to a series of contribution agreements, West Central Cooperative contributed its biodiesel division and InterWest, L.C. to Renewable Energy Group, Inc. (REG) in exchange for shares of common stock of REG, a newly formed entity. The West Central Cooperative biodiesel division, which was not a separate legal entity, operated within West Central Cooperative and included biodiesel sales, biodiesel marketing, commodity risk management, and third party production facility management activities. InterWest was an Iowa limited liability company substantially wholly-owned by West Central Cooperative. InterWest processed crude soy oil and methanol into methyl ester/biodiesel and related by-products.
     Contemporaneously with the transactions noted above, REG also acquired certain assets and assumed certain liabilities of REG, LLC (formerly known as Renewable Energy Group, LLC) (REG, LLC). Prior to acquiring the assets and liabilities from REG, LLC, West Central Cooperative owned 50% of the outstanding units of REG, LLC. The biodiesel division of West Central Cooperative and REG, LLC assisted potential customers in determining the investment required, location and other technical factors of building a biodiesel production facility and REG, LLC served as the general contractor as the facility was engineered and constructed.
     REG has been involved in the U.S. biodiesel industry for the past ten years. REG has developed expertise in operations, procurement, marketing, production, logistics, risk management and biodiesel facility construction management. During 2006, REG marketed approximately 78 million gallons of biodiesel, representing approximately 27% of U.S. biodiesel sales. Most of this biodiesel is marketed under REG’s SoyPOWER® brand, which REG has been selling for more than a decade. REG operates a 132 million gallon network of biodiesel production facilities, currently consisting of one facility wholly-owned by REG and four facilities owned by third parties, including Western Dubuque’s, for which REG manages facility operations, input procurement, quality control, marketing and distribution logistics, as well as risk management assistance. REG also provides new facility construction management services to third parties.
     REG has established strategic relationships with industry leading participants to assist REG with feedstock supply, distribution and risk management. These parties, which are also REG investors, include Bunge North America, Inc., a subsidiary of one of the world’s largest oilseed processors, E D & F Man Netherlands BV, a large bulk liquids transportation and storage and commodity trading company, and West Central Cooperative, a large grain, agronomy and soybean processing company.
     REG has three classes of stock, Series A Preferred Stock, Series B Preferred Stock and common stock. As of June 30, 2007, West Central Cooperative beneficially owned 45.5% of REG’s common stock on an as-converted basis, which represents shares held directly by West Central Cooperative and shares held by West Central Biodiesel Investors LLC, a majority-owned subsidiary of West Central Cooperative. Scott P. Chesnut, one of REG’s directors and the Chairman of the Board of West Central Cooperative has voting and dispositive power over these shares. West Central Cooperative has its principal offices in Ralston, Iowa and is a farmer owned cooperative that has more than 3,000 stockholders.

Business Agreements
     On January 15, 2006, we entered into an independent contractor agreement with Ed Recker, an unrelated party, under which Mr. Recker agreed to serve as our project manager in exchange for $1,000 per week. On July 7, 2006 this contract was modified to increase Mr. Recker’s compensation to $2,000 per week. Mr. Recker’s last day of employment with us was June 26, 2007. Mr. Recker and Western Dubuque decided that his duties as project manager had been fulfilled and his services were complete on that day. On August 27, 2007, our board of directors appointed Mr. Recker to fill the director position vacated by Alan Manternach.
     We broke ground in July of 2006 on our biodiesel production plant. Over the past 12 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines and substation and transmission lines. We anticipate that the plant requires 55 gallons of water per minute. We entered into a water supply agreement with the City of Farley on June 8, 2007. Pursuant to the agreement, the City of Farley supplies the water necessary to operate the biodiesel plant. We have agreed to a minimum daily use of 50,000 gallons of water and we are billed by the City of Farley for at least 50,000 gallons per day. We pay the City of Farley 1.25 times the normal rate for any water we consume in excess of 150,000 gallons per day. The maximum usage under the agreement of 150,000 gallons per day is measured quarterly, and we will be in breach of the agreement if we exceed this maximum usage for any quarter or for the whole year. The term of the agreement continues for as long as there is a water use permit in effect for the City of Farley.
     In addition to the water supply contract we entered into with the City of Farley, we entered into a Sewer Use Agreement with the City of Dubuque on May 20, 2007. This agreement is for the receiving and processing of our plant’s wastewater. The term of this agreement runs from May 20, 2007 until July 30, 2012. The agreement provides for sewage treatment rates based on a schedule in the agreement and provisions in the City of Dubuque ordinances. The agreement establishes maximum discharge amounts based partially on the wastewater permits held by the City of Dubuque. If we exceed the discharge limitations in the agreement, we have 10 working days after receiving written notice of the violation from the City of Dubuque to come into compliance. We will be charged a surcharge of $100 per day if we discharge water that falls outside of the acceptable pH range specified in the contract. The agreement can be terminated by the City of Dubuque should we fail to pay any amount due under the agreement within 30 days of the due date. The City of Dubuque may also terminate the agreement if we breach any of the terms of the agreement and do not correct our breach of the agreement within 90 days.
     We require a significant supply of natural gas for our operations. We estimate that our plant requires approximately 150,000 cubic feet of natural gas per year. On December 15, 2006, we entered into an agreement with Cornerstone Energy, Inc. to provide all of the natural gas we require at the biodiesel plant. The term of the agreement is two years commencing on June 1, 2007. The term of the agreement automatically renews for successive one month periods following the initial term unless either party gives thirty days written notice. Under our agreement, Cornerstone provides us with price management services including option and price hedging and market analysis services. Cornerstone Energy delivers natural gas to the edge of the City of Farley. We have a separate agreement with Aquila, Inc. who delivers the natural gas from the edge of the City of Farley to our biodiesel plant. Our agreement with Aquila only relates to transportation of the natural gas that we purchase from Cornerstone. Our agreement with Aquila has a five year term which commenced on the date when Aquila first delivered natural gas to our project site.
     Alliant Energy, Inc. supplies electricity to the plant. We received a letter from Alliant Energy, Inc. on June 13, 2006 whereby Alliant Energy confirmed that it would provide us with electrical service at the regulatory rate and service standard tariffs on file with the Iowa Commerce Commission. In order to maintain the Large General Service Usage rates referred to in the letter, we must consume at least 20,000 kWh or more of electricity each billing month.
     We have hired all personnel necessary to operate the plant. We currently have 29 employees. In addition, REG has hired Tom Brooks to be our General Manager and Mike Chandler to be our Operations

Manager. Both Tom Brooks and Mike Chandler are REG employees. Twenty-nine of the positions at our plant are our employees and REG will continue to employ our General Manager and Operations Manager.
     On August 29, 2006 we entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for start-up management and operational services. Pursuant to this agreement, REG provides for the overall management of our plant, places a general manager and an operations manager at our plant, acquires feedstock and basic chemicals necessary for the operation of the plant and performs the administrative, sales and marketing functions for the plant. The sales and marketing functions include marketing all our biodiesel and glycerin. Under the terms of the agreement, REG takes title to the biodiesel when loaded for delivery FOB the plant and sells the biodiesel under REG’s brand name, SoyPower. In exchange for these services, we pay REG a monthly fee. For the first month in which our biodiesel was sold, and for six months thereafter, we pay a monthly fee of 5.7 cents per gallon of biodiesel sold. For the first month after the initial period we pay 5.7 cents per gallon for any biodiesel that was produced but not sold during the initial period in addition to a 5.7 cents per gallon fee for all biodiesel we produce in the first month after the initial period. After that we will pay a monthly fee of 5.7 cents per gallon of biodiesel produced. In addition, the agreement provides for the payment of a yearly bonus based on the profitability of the plant of 2% of net income between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of $3 million. The yearly bonus is capped at $1,000,000. The agreement has an initial term of 3 years after the end of the first month of production and renews for successive one year terms unless either party gives a written notice of termination at least twelve months in advance of the proposed termination date.
Business of Issuer
     Principal Products and Their Markets
     The principal products we produce at our plant are biodiesel and crude glycerin. Our biodiesel facility is able to pretreat crude vegetable oils but not animal fat. Our plant does not have a soybean crushing facility. We expect the plant to have an annual capacity to process approximately 30,000,000 gallons of vegetable oils into approximately 30,000,000 gallons of biodiesel and 3,000,000 gallons of crude glycerin per year.
Primary Product- Biodiesel
     Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources primarily used in compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol. The methanol can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel.
     Biodiesel that is in neat (pure) form is typically designated in the marketplace as B100. The 100 indicates that the fuel is 100% biodiesel. Biodiesel is frequently blended with petroleum based diesel. When biodiesel is blended, it is typically identified in the marketplace according to the percentage of biodiesel in the blend. For instance, B20 indicates that 20% of the fuel is biodiesel and 80% is petroleum-based diesel.
     Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel, in its pure form or blended with petroleum diesel, may be used in most standard diesel engines without making any engine modifications. Biodiesel demonstrates greater lubricating properties, referred to as lubricity, than petroleum-based diesel. This could lead to less engine wear in the long-run as biodiesel creates less friction in engine components than petroleum-based diesel. Biodiesel also demonstrates greater solvent properties. With higher percentage blends of biodiesel, this could lead to break downs in certain rubber engine components such as seals. The solvent properties of biodiesel also can cause accumulated deposits from petroleum-based diesel in fuel systems to break down. This could lead to clogged fuel filters in the short-term. These problems are less prevalent in blends that utilize lower concentrations of biodiesel compared to petroleum-based diesel.
Co-product
     Glycerin is the primary co-product of biodiesel production. Glycerin is produced at a rate of approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that make it suitable for use in a wide variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications, including as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. In addition, new uses for glycerin are frequently being discovered and developed. Our glycerin, however, is not suitable for use in pharmaceutical products without further processing, and we do not have the capabilities to refine our glycerin into pharmaceutical quality.
Biodiesel Markets
     Biodiesel is primarily used as fuel for diesel engines. Biodiesel can also be used as home heating oil. It is produced using renewable resources including plant oils and animal fats. It provides environmental advantages over petroleum-based diesel fuel such as reduced vehicle emissions. Our ability to market our biodiesel is heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel.
     Biodiesel is frequently used as fuel in transport trucks, ships, trains, in farming activities and in many government vehicles. According to the United States Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually. The National Biodiesel Board estimates that in the fiscal year ended October 31, 2006, approximately 250 million gallons of biodiesel were produced in the United States. Government legislation that seeks to encourage use of renewable fuels could lead to an expansion of the market for biodiesel in the future. Recently, biodiesel has been identified as a potentially good substitute for diesel fuel in underground mining operations because it burns cleaner and leads to less air pollution, a feature that is very important in confined places such as mines. Further, biodiesel may be safer to handle in a mine setting where fire can be disastrous. Further market increases might occur as a result of growing environmental concerns by American consumers as well as an increased awareness of energy security and the United States’ ability to supply its own fuel needs.
Wholesale Market/ Biodiesel Marketers
     We expect our biodiesel to be sold exclusively on the wholesale market, directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel, and mix it with petroleum-based diesel. The fuel blenders actually deliver the final product to retailers.
     There are only a few wholesale biodiesel marketers in the US. Two examples are World Energy in Chelsea, Massachusetts and Renewable Energy Group, Inc. in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee. We have entered into an agreement with REG to market the biodiesel we produce.
Retail
     The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers, which are individuals that buy product from manufacturers and sell it to retailers, who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. The biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel to retail users. With increased governmental support of renewable fuels and greater consumer awareness of renewable fuels, the availability of biodiesel will likely increase in the future.
     The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.
Biodiesel Toll Manufacturing Agreement
     On July 9, 2007, we entered into a toll manufacturing agreement with REG.  According to the agreement, we produced biodiesel using canola oil provided by REG.  We delivered biodiesel to REG under the agreement between August 2007 and October 2007. Under the agreement, REG paid for the canola oil feedstock and we paid all other production costs. Pursuant to the contract, we received a flat fee per gallon of biodiesel produced. This agreement has expired and we have not entered into another toll manufacturing agreement. Therefore, we are currently responsible for procuring the feedstock necessary to operate our plant. Soybean oil prices are currently very high which could affect our ability to operate our biodiesel production facility profitably.
     Distribution of Principal Products
     We entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for the purpose of start-up management and operational services. These services include REG marketing all of our biodiesel and glycerin. Under the terms of the agreement, REG takes title to the product when loaded for delivery FOB the plant and sells it under REG’s brand name, SoyPower.
     Our products can be delivered by truck or rail. Our property is located approximately 20 miles west of Dubuque, Iowa on Highway 20 and approximately 80 miles from Interstate 80, a major east-west interstate. Our property is on the Canadian National Railroad. We have established rail service directly to the plant so that we are able to ship biodiesel to our customers. We entered into an Industry Track Agreement with the Canadian National Railroad on June 15, 2007, for the use, operation, and maintenance of track to serve the plant. The agreement may be terminated by either party by giving 60 days written notice. If the portion of track that services the plant is not used for a consecutive 12 month period, the railroad may consider the track abandoned and would be allowed to remove the track owned by the railroad. We are responsible for the maintenance costs associated with the portion of the track we own. We have paid Canadian National $242,385 to construct two new turnouts to service the plant. We believe that the two turnouts that were constructed are sufficient to satisfy our needs into the foreseeable future.
     Our Primary Competition
     We operate in a very competitive environment.  Biodiesel is a relatively uniform commodity where competition in the marketplace is predominantly based on price, consistent quality, and to a lesser extent delivery service. We compete with large, multi-product companies and other biodiesel plants with varying capacities.  Some of these companies can produce biodiesel in a more efficient manner than we are able. We face competition for capital, labor, management, feedstock and other resources.  Some of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are therefore not reliant upon third parties for their feedstock supply. Some of our competitors can produce refined glycerin. According to the United States Department of Agriculture, the 2006 soybean crop yielded approximately 3.2 billion bushels of soybeans. Iowa accounted for more than 500 million bushels of the soybean production. Since soybeans are an agricultural product, seasonal changes can affect the soybean yield. If fewer soybeans were produced in any given year, we could face significant competition from other biodiesel producers for soybean oil since a decrease in the soybean crop will likely lead to a comparable decrease in the supply of soybean oil. The USDA predicted on June 29, 2007 that in 2007-2008 U.S. corn production will go up 18.3%, and as a result, soybean production will decrease 13.9%. This is only a preliminary estimate but it likely has been a cause of the recently high soybean oil prices. This could affect our ability to generate a profit and could reduce or eliminate the value of our units.
     We expect that additional biodiesel producers will continue to enter the market if the demand for biodiesel increases. When new producers enter the market, they will increase the supply of biodiesel in the market. If demand does not keep pace with additional supply, the selling price of biodiesel will likely continue to decrease and we may not be able to operate our plant profitably. There is likely already a greater supply of biodiesel than current demand.
     In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Further, the National Biodiesel Board estimates that 300 million gallons of biodiesel will be produced in 2007. Biodiesel plants are operating or have been proposed in a total of at least 42 states. The National Biodiesel Board estimates that as of September 7, 2007, there were 165 biodiesel plants actively producing biodiesel in the United States, 4 of which are planning to expand their operations to increase their annual production capacity. Additionally, 80 companies are constructing biodiesel plants that are anticipated to be complete within 18 months in the United States, including a proposed 125 million gallon plant in Dade City, Florida. With projected annual production capacity of 125 million gallons, this plant will be significantly larger than any plant currently operating in the United States. Other large plants include the 100 million gallon per year Imperium Grays Harbor plant that recently became operational, the 85 million gallon per year Archer Daniels Midland Co. (ADM) plant in Velva, North Dakota, the 86 million gallon per year Green Earth Fuels of Houston plant in Houston, Texas. Additionally, there is an 80 million gallon per year plant owned by Louis Dreyfus Agricultural Industries, LLC under construction in Claypool, Indiana.
     Currently, there are twelve active biodiesel plants in Iowa other than us. Renewable Energy Group, Inc. (REG), located in Ralston, Iowa produces biodiesel primarily from feedstock produced at its soybean crushing facility. We have entered into a design-build agreement and a management and operational services agreement with REG, making REG a third-party we are dependent upon and a direct competitor of our company. The Ralston facility was previously owned by West Central Cooperative; however, West Central Cooperative combined all of its biodiesel-related products and services under REG. The West Central Cooperative facility began producing biodiesel on a small scale in 1996-1997, then constructed a continuous flow biodiesel production facility in 2002 with capacity to produce 12 million gallons of biodiesel annually. REG is in the process of constructing two 60 million gallon per year biodiesel refineries to be owned and operated by REG. One will be located in Emporia, Kansas and one is located near New Orleans, Louisiana.
     A second biodiesel producer in Iowa is Ag Processing Inc. (AGP) in Sergeant Bluff. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. AGP recently completed an expansion increasing its production capacity from 7 to 12 million gallons per year. The company has recently announced plans for another plant expansion that would increase its production capacity to approximately 30 million gallons per year.
     A third biodiesel production facility in Iowa is Soy Solutions of Iowa, LLC located in Milford, Iowa. This is a “stand-alone” facility that purchases soybean oil from the market. The facility has capacity to produce approximately 2 million gallons of biodiesel annually, and utilizes virgin soybean oil as its sole feedstock.
     A fourth biodiesel production facility in Iowa is Western Iowa Energy, LLC located in Wall Lake, Iowa. This facility has capacity to produce 30 million gallons of biodiesel annually and utilizes both soybean oil and animal fats as its feedstock. This biodiesel plant was constructed by REG and is currently managed by REG.

     A fifth biodiesel production facility in Iowa is operated by Cargill Inc. located in Iowa Falls. Cargill’s facility has an annual production capacity of 37.5 million gallons and is currently the largest biodiesel plant operating in Iowa. Cargill uses soybean oil as its primary feedstock and is located adjacent to its soybean crush facility.
     The sixth biodiesel production facility in Iowa is owned by Clinton County BioEnergy, L.L.C. located in Clinton, Iowa. This facility has capacity to produce 10 million gallons of biodiesel annually and uses soybean oil as its primary feedstock.
     A seventh biodiesel production facility is Tri-City Energy located in Keokuk, Iowa. The facility has capacity to produce 5 million gallons of biodiesel annually and uses soybean oil as its primary feedstock.
     The eighth operating biodioesel production facility in Iowa is Central Iowa Energy. Central Iowa Energy has capacity to produce 30 million gallons of biodiesel per year, from either vegetable oil or animal fat, and is located near Newton, Iowa. This biodiesel plant was constructed by REG and is currently managed by REG.
     The ninth operating biodiesel production facility in Iowa is Freedom Fuels, LLC near Mason City, Iowa. The facility has capacity to produce 30 million gallons of biodiesel per year.
     The tenth operating biodiesel production facility is Iowa Renewable Energy in Washington, Iowa. The facility has capacity to produce 30 million gallons of biodiesel per year, from either vegetable oil or animal fat. This biodiesel plant was constructed by REG and is currently managed by REG.
     The two remaining plants are operated by Sioux Biochemical, Inc. and Riksch Biofuels L.L.C. Sioux Biochemical has capacity to produce 1.5 million gallons of biodiesel each year and Riksch Biofuels has capacity to produce 10 million gallons of biodiesel each year.
     According to the Iowa Renewable Fuels Association, there are at least 3 companies in Iowa who have biodiesel plants under construction. East Fork Biodiesel, LLC is constructing a 60 million gallon plant in Algona, Iowa. East Fork Biodiesel will be the largest biodiesel plant in Iowa when it is completed. Also, Maple River Energy, LLC has a 5 million gallon per year facility under construction. Finally, Soy Energy, LLC is constructing a 30 million gallon per year biodiesel plant in Marcus, Iowa.
     When these new plants and expansions are completed, they will push Iowa biodiesel production capacity to more than 322 million gallons per year. In addition to the existing plants and those currently under construction, multiple other companies have announced plans to construct biodiesel facilities in Iowa. Southern Iowa BioEnergy, LLC plans to build a 40 million gallon per year multi-feedstock plant near Osceola, and Farmer’s Cooperative Company intends to construct a 30 million gallon per year multi-feedstock plant near Marble Rock. Additionally, Hawkeye BioEnergy, LLC intends to construct a 60 million gallon per year multi-feedstock plant near Camanche. Northern Bio Energy, LLC is planning to construct a 60 million gallon per year biodiesel facility near Estherville and Natural Innovative Renewable Energy, LLC plans to construct a 60 million gallon per year plant in Plymouth County Iowa, and Soy Energy, LLC plans to construct a 30 million gallon per year biodiesel plant near Marcus Iowa.  These companies are attempting to raise equity for their biodiesel facilities. It should be noted that recent efforts to raise equity for some biodiesel facilities have been unsuccessful.
     While REG markets our biodiesel to end users throughout the United States, biodiesel plants in Iowa are direct competitors for local end users and resources other than customers. We compete with the plants in Iowa for capital, labor and management. These resources tend to be utilized from a local market, and additional strains placed on these resources by increased competition in Iowa could result in our company being forced to expend additional funds on recruiting labor and management to relocate from other areas. In addition, while we may receive feedstock from areas beyond the state of Iowa, the most cost-efficient feedstock comes from local suppliers, as this reduces transportation costs. We directly compete with Iowa biodiesel plants for business from a limited number of local feedstock suppliers. Local end users are also the most cost-efficient customers for REG, due to reduced transportation expenses. Therefore, we compete directly with Iowa biodiesel producers, including REG, for these local customers.
     Our management and operational services agreement with REG does not prevent REG from providing marketing and sales services for our competitors. If REG provides marketing and sales services for the biodiesel of our competitors, the result is increased competition among those biodiesel producers. Biodiesel producers that work with REG, including our company, rely on REG to market their biodiesel and if REG cannot market all of the biodiesel it has committed to sell, then all of the biodiesel producers that work with REG are at risk that this loss will be allocated to them.
     The following map produced by the National Biodiesel Board indicates the locations of current active plants in the U.S as of September 7, 2007. Active plants are those companies that are actively producing biodiesel.
Commercial Biodiesel Production Plants (September 7, 2007)
Source: National Biodiesel Board,
http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf
     The following table provides a list of the active biodiesel plants in the United States as of September 7, 2007, as reported by the National Biodiesel Board. Some newly constructed plants, are not listed.

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
AL
	Alabama Biodiesel Corporation	Moundville		Soy
	Allied Renewable Energy, LLC	Birmingham	15,000,000	Soy
	Eagle Biodiesel, Inc.	Bridgeport	30,000,000
	Independence Renewable Energy Corp	Perdue Hill	40,000,000	Multi Feedstock

AR
*	FutureFuel Chemical Company	Batesville	24,000,000	Multi Feedstock
	Patriot Biofuels	Stuttgart	3,000,000	Multi Feedstock

AZ
	Amereco Arizona, LLC	Arlington	15,000,000	Multi Feedstock

CA
	Bay Biodiesel, LLC	San Jose	3,000,000	Soy
	Blue Sky Bio-Fuels, Inc.	Oakland		Multi Feedstock
	Central Valley Biofuels, LLC	Orange Cove		Soy, Cottonseed
	Energy Alternative Solutions, Inc.	Gonzales	4,000,000	Multi Feedstock
	Evergreen Biodiesel	Big Oak Flat	50,000	Recycled Cooking Oil
*	Imperial Western Products	Coachella	8,000,000	Multi Feedstock
	So Cal Biofuels, Inc.	Anaheim	1,100,000	Yellow Grease
	Yokayo Biofuels, Inc.	Ukiah	250,000	Recycled Cooking Oil

CO
	American Agri-diesel LLC	Burlington	6,000,000	Soy
	Bio Energy of America	Denver	10,000,000	Soy
	Bio Energy of America	Denver	8,000,000	Soy
	Great White Bottling, Inc.	Denver	1,300,000	Soy

CT
	Bio-Pur Inc.	Bethlehem	1,000,000	Multi Feedstock

DE
	Mid-Atlantic Biodiesel	Clayton	6,500,000	Multi Feedstock

FL
	Agri-Source Fuels, Inc.	Dade City	30,000,000	Multi Feedstock
*	Purada Processing, LLC	Lakeland	18,000,000	Soy

GA
	ECO Solutions, LLC	Chatsworth	25,000,000	Multi Feedstock
	Farmers & Truckers Biodiesel of			Poultry Fat Plant
	Georgia, LLC	Augusta	5,000,000	Oils, Animal
	Georgia Biofuels Corp.	Loganville	1,000,000	Fats
	Middle Georgia Biofuels	East Dublin	2,500,000	Multi Feedstock
*	Peach State Labs	Rome		Soy
	Sunshine BioFuels, LLC	Camilla	6,000,000	Soy
	US Biofuels Inc.	Rome	10,000,000	Multi Feedstock

HI
	Pacific Biodiesel	Kahului	500,000	Recycled Cooking Oil
	Pacific Biodiesel	Honolulu	1,000,000	Recycled Cooking Oil

IA
*	AGP	Sergeant Bluff	30,000,000	Soy
*	Cargill	Iowa Falls	37,500,000	Soy
	Central Iowa Energy, LLC	Newton	30,000,000	Multi Feedstock
	Clinton County BioEnergy	Clinton	10,000,000	Soy
	Freedom Fuels, LLC	Mason City	30,000,000	Soy
*	Renewable Energy Group, Inc.	Ralston	12,000,000	Soy
	Riksch BioFuels, LLC	Crawfordsville	10,000,000	Multi Feedstock
	Sioux Biochemical, Inc.	Sioux Center	2,000,000	Corn Oil
	Soy Solutions	Milford	2,000,000	Soy
	Tri-City Energy	Keokuk	5,000,000	Soy
	Western Dubuque Biodiesel	Farley	30,000,000	Soy
*	Western Iowa Energy	Wall Lake	30,000,000	Multi Feedstock

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
ID
	Blue Sky Biodiesel, LLC	New Plymouth	10,000,000	Soy

IL
	Incobrasa Industries, Ltd.	Gilman	31,000,000	Soy
	Midwest Biodiesel Products, Inc.	South Roxanna	30,000,000	Soy
*	Stephan Company	Millsdale	22,000,000	Soy

IN
	e-biofuels, LLC	Middletown	25,000,000	Soy
	Evergreen Renewables	Hammond	5,000,000	Soy
	Heartland Biofuel	Flora	450,000	Soy
	Integrity Biofuels	Morristown	10,000,000	Soy
	P.E.C. Biofuels IN, Inc.	Elkhart

KS
	Healy Biodiesel, Inc.	Sedgwick	1,000,000	Recycled Cooking Oil
	Krystal Clean Biofuels	Kansas City		Multi Feedstock
	Salemby Resources	Burden		Canola

KY
*	Griffin Industries	Butler	2,000,000	Multi Feedstock
	Union County Biodiesel Company, LLC	Stugis	5,000,000	Soy

LA
	Allegro Biodiesel Corporation	Pollock	12,000,000	Soy

MA
	MPB Bioenergy, LLC	West Bridgewater	500,000	Recycled Cooking Oil

MD
	Maryland Biodiesel	Berlin	1,000,000	Soy

ME
	Bio Renewable Fuels	Fairfield	10,000,000	Yellow Grease

MI
	Ag Solutions, Inc.	Gladstone	5,000,000	Multi Feedstock
	Michigan Biodiesel, LLC	Bangor	10,000,000	Soy
	NextDiesel	Adrian	20,000,000	Multi Feedstock

MN
*	FUMPA BioFuels	Redwood Falls	3,000,000	Multi Feedstock
	Green Range Renewable Energy	Ironton	150,000	Recycled Cooking Oil
	Midwest Renewable, LLC	Menahga	4,000,000	Soy
*	Minnesota Soybean Processors	Brewster	30,000,000	Soy
*	Soymor	Albert Lee	30,000,000	Soy

MO
	Global Fuels, LLC	Dexter	3,000,000	Multi Feedstock
	High Hill Biodiesel, Inc.	High Hill	5,000,000	Multi Feedstock
	Mid America Biofuels, LLC	Mexico	30,000,000	Soy
	Missouri Better Bean	Bunceton	15,000,000	Multi Feedstock
	Missouri Bio-Products, Inc.	Bethel	2,000,000	Multi Feedstock
	Natural Biodiesel Plant, LLC	Hayti	5,000,000	Multi Feedstock

MS
	CFC Transportation, Inc.	Columbus	1,500,000	Multi Feedstock
	Channel Chemical Corporation	Gulfport	5,000,000	Soy
	Delta Biofuels, Inc.	Natchez	80,000,000	Multi Feedstock
	North Mississippi Biodiesel	New Albany	7,000,000	Soy

NC
	Blue Ridge Biofuels	Asheville	1,000,000	Multi Feedstock
	Evans Environmental Energies, Inc.	Wilson	6,000,000
	Foothills Bio-Energies, LLC	Lenoir	5,000,000	Multi Feedstock
	Gortman Biofuel, LLC	Winston Salem	100,000
	North Carolina BioFuels, LLC	Seaboard	1,000,000	Soy
	Piedmont Biofuels	Pittsboro	4,000,000	Multi Feedstock
	Smoky Mountain Biofuels, Inc.	Dilsboro

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
ND
	ADM	Velva	85,000,000	Canola

NE
	Horizon Biofuels, Inc.	Arlington	500,000	Animal Fat
	Pioneer Biodiesel, LLC	Gering	2,000,000	Soy
	Wyobraska Biodiesel, LLC	Gering	10,000,000	Soy

NJ
	Eastern Biofuels, LLC	Newark	24,000,000	Soy
	Fuel Bio One, LLC	Elizabeth	50,000,000	Multi Feedstock

NM
	Rio Valley Biofuels, LLC	Anthony		Multi Feedstock

NV
	Bently Biofuels	Minden	1,000,000	Multi Feedstock
	Biodiesel of Las Vegas	Las Vegas	5,000,000	Multi Feedstock

NY
				Trap Grease,
				Recycle Cooking Oil
	North American Biofuels Company, Inc.	Bohemia	2,500,000	Soy
	Sheppard Grain, Inc.	Phelps		Soy

OH
	Agrifuels, LLC	Breman	3,000,000	Soy
	American Ag Fuels, LLC	Definance	1,500,000	Multi Feedstock
	Center Alternative Energy Company	Cleveland	5,000,000	Soy
	Jatrodiesel, Inc.	Miamisburg	5,000,000	Multi Feedstock
	PEC Biofuels	Hicksville	7,500,000	Soy
*	Peter Cremer	Cincinnati	30,000,000	Soy

OK
	Earth Biofuels, Inc.	Durant	10,000,000	Multi Feedstock
	Green Country Biodiesel, Inc.	Chelsea	2,500,000	Soy

OR
	Green Fuels of Oregon, Inc.	Klamath Falls	1,000,000	Canola
	SeQuential-Pacific Biodiesel, LLC	Salem	1,000,000	Multi Feedstock

PA
	Biodiesel of Pennslyvania, Inc.	White Deer	1,500,000	Soybean Oil
	Keystone BioFuels, Inc.	Shiremanstown		Soy
	Middletown Biofuels, LLC	Middletown	2,000,000	Soy
	Soy Energy, Inc.	New Oxford	1,500,000	Soy
	United Biofuels, Inc.	York	1,500,000	Soy
	United Oil Company	Pittsburgh	5,000,000	Multi Feedstock

RI
	Mason Biodiesel, LLC	Westerly	2,500,000	Soy

SC
*	Carolina Biofuels, LLC	Greenville	30,000,000	Soy
	Southeast BioDiesel, LLC	Charleston	6,000,000	Multi Feedstock

SD
	Midwest BioDiesel Producers, LLC	Alexandria	7,000,000	Soy

TN
	Agri-Energy, Inc.	Louisburg	5,000,000	Soy
	BIG Biodiesel, LLC	Pulaski	250,000	Soy
	Biofuel of Tennessee, LLC	Decaturville	10,000,000	Soy
	Blue Sky Biodiesel, Inc.	Wartburg	3,000,000	Multi Feedstock
	Memphis Biofuels, LLC	Memphis	50,000,000	Multi Feedstock
	Milagro Biofuels of Memphis	Memphis	5,000,000	Soy
	NuOil	Counce	1,500,000	Soy
	TN Bio Energy	Summitville		Soy

TX
	Agribiofuels, LLC	Dayton	12,000,000	Cottonseed, Soy
	AgriMax Fuels, LLC	Channelview	3,000,000	Soy
	Biodiesel Industries of Greater
	Dallas-Fort Worth	Denton	3,000,000	Multi Feedstock
	BioSelect Fuels (GBBLP)	Galveston	21,000,000	Multi Feedstock

			Annual
			Production
State	Company	City	Capacity	Primary Feedstock
				Cottonseed, Soy,
	Brownfield Biodiesel, LLC	Ralls	2,000,000	Canola
	Central Texas Biofuels	Giddings	1,500,000	Soy
	ECO Friendly Products, Inc.	Channelview	3,000,000	Multi Feedstock
	GeoGreen Fuels	Gonzales	3,000,000	Multi Feedstock
				Multi Feedstock
	Green Earth Fuels of Houston, LLC	Galena Park	86,000,000	Cottonseed, Animal
*	Huish Detergents	Pasadena	15,000,000	Palm
*	Johann Haltermann Ltd	Houston	20,000,000	Soy
	Kemlink Energy, Inc.	Pasadena	2,500,000	Multi Feedstock
	Momentum Biofuels, Inc.	Pasadena	20,000,000	Soy, tallow
	New Fuel Company	Dallas	250,000	Multi Feedstock
	NMM, Ltd	Channelview	1,000,000	Multi Feedstock
*	Organic Fuels, LLC	Galena Park	30,000,000	Multi Feedstock
	Pacific Biodiesel Texas	Hillsboro	2,500,000	Multi Feedstock
	SAFE Renewable Corp.	Conroe	30,000,000	Soy
	Smithfield Bioenergy LLC	Cleburne	12,000,000	Multi Feedstock
	SMS Envirofuels	Poteet	6,000,000	Soy
	Valco Bioenergy	Harlingen	3,000,000	Cottonseed

UT
	Better Biodiesel	Spanish Fork	9,000,000	Multi Feedstock
	Denali Industries, LLC	American Fork	3,800,000	Multi Feedstock

VA
	Cheasapeake Custom Chemical	Ridgeway	5,000,000	Soy
	RECO Biodiesel, LLC	Richmond	10,000,000	Soy
	Renroh Environmental Company	South Boston	80,000
	Virginia Biodiesel Refinery	New Kent	7,000,000	Soy

WA
	Central Washington BIodiesel, LLC	Ellensburg		Multi Feedstock
	Gen-X Energy Group, Inc.	Burbank	15,000,000	Multi Feedstock
	Imperium Grays Harbor	Hoquiam	100,000,000	Multi Feedstock
	Olympic Biofuels, LLC	Poulsbo	200,000	Multi Feedstock
*	Seattle Biodiesel	Seattle	5,000,000	Multi Feedstock
	Standard Biodiesel USA Inc.	Arlington	5,000,000	Waste Vegetable Oil

WI
	Renewable Alternatives	Manitowoc		Soy
	Sanimax Energy Inc.	Deforest	20,000,000	Multi Feedstock
	Walsh Bio Diesel, LLC	Mauston	5,000,000	Soy

WY
	Blue Sky Biodiesel, LLC	Cheyenne	5,000,000	Soy

*	Denotes BQ-9000 Accredited Producers

(1)	Annual Production Capacity only refers to the reported maximum production capability of the facility. It does not represent how many gallons of biodiesel were actually produced at each plant.

(2)	Includes the annual production capacity of plants which chose not to list their production.

     The majority of plants, and certainly the largest biodiesel producers utilize soybean oil. This ratio is likely to change over time as more producers design their plants with the capability to use multiple feedstocks. As was discussed before, this means that we compete with other biodiesel producers in the industry not just in the sale of our biodiesel, but also in the acquisition of our raw materials. Since most biodiesel is made from soybean oil, additional biodiesel production will likely continue to increase the cost of soybean oil. This will make it more expensive for us to produce our biodiesel. The increased cost may negatively impact our ability to operate profitably.

     Sources and Availability of Raw Materials
Supply
     The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased costs for feedstock greatly impact the biodiesel industry. Soybean oil is the most abundant feedstock available in the US. The twenty-year average price for soybean oil is approximately 21¢ per pound. The USDA’s Economic Research Service reported on October 13, 2007 that the September average price for soybean oil was 36.89 cents per pound. December soybean oil future contracts at the end of September 2007 exceeded $0.40 per pound. Current high demand for soybean oil for biodiesel production and decreased soybean planting due to currently high corn prices have increased soybean oil prices. We anticipate that soybean oil prices may continue at current high levels which affects the cost associated with our production of biodiesel.
     It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that our biodiesel plant will process approximately 30,000,000 gallons of soybean oil per year as the feedstock for its production process. We have entered into a management and operational services agreement with REG for the purpose of start-up management and operational services. These services include REG procuring feedstock for our biodiesel plant. Additionally, the agreement requires REG to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. The inability of REG to obtain adequate feedstock for our facility at prices that allow us to operate profitably could have a significant negative impact on our ability to produce biodiesel and on our revenues.
     On July 9, 2007, we entered into a toll manufacturing agreement with REG, whereby, we produced biodiesel using canola oil provided by REG. Under the agreement, REG paid for the canola oil feedstock and we paid for all other production costs. For the period of time we produced biodiesel under the toll manufacturing contract, we did not purchase any soybean oil or other oil feedstock to operate the biodiesel plant. Now that the toll manufacturing agreement has expired, we have to purchase feedstock to produce biodiesel at our plant. Due to the current high soybean oil prices, we may not be able to operate our biodiesel plant profitably. If we cannot purchase feedstock to operate the plant at reasonable prices, we may have to cease operations, either temporarily or permanently, at the biodiesel plant.
Pretreatment Costs
     Crude soybean oil needs to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and removes the impurities and prepares the feedstock to go through the biodiesel process. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.
     For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soy oil is ordinarily $0.05 per pound. Our processing plant has pretreatment capabilities allowing us to utilize crude vegetable oil as feedstock in our facility.
     Dependence on One or a Few Major Customers
     We have entered into a marketing contract with REG in which REG markets all biodiesel and glycerin produced at our facility. Therefore, we are highly dependent on REG for the successful marketing of our products. REG provides market analysis of biodiesel supply and demand; market access to distribution channels developed by REG; analysis and audit of biodiesel customers, including creditworthiness; marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility’s products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management. Any loss of REG as the marketer for our products or any inability by REG to successfully market our products could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.
     Patents, trademarks, licenses
     We anticipate registering a trademark on the Western Dubuque Biodiesel logo. Additionally, as part of our design build agreement, REG agreed to provide us a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant.
     Governmental approval and regulations
Federal Biodiesel Supports
     We expect the demand for biodiesel in the US to grow over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuels Standard and other government support of renewable fuels. The Energy Policy Act of 2005 and Jobs Bill, have established the groundwork for biodiesel market development.
Renewable Fuels Standard
     The Energy Policy Act of 2005 created the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually in the United States by 2012. On April 10, 2007, the EPA signed into law the final rules that fully implemented the RFS. The law requires that starting in 2006, 4 billion gallons of renewable fuel be used in the United States, increasing to 7.5 billion gallons by 2012. Further, the law created a credit trading system, by which, fuel blenders who are subject to the RFS but do not blend sufficient quantities of renewable fuels to meet the RFS, can purchase credits from parties who blend more renewable fuels than they are required. This system is meant to allow the fuel blending industry as a whole to meet the RFS amount in the most cost effective manner possible.
     In 2006, the RFS required the use of 4 billion gallons of renewable fuels. The ethanol industry alone produced nearly 5 billion gallons of ethanol in 2006. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States. Further, the National Biodiesel Board estimates that 300 million gallons of biodiesel will be produced in 2007. The RFS for 2007 is approximately 4.7 billion gallons. Current ethanol and biodiesel production capacity is approximately 8.65 billion gallons according to the Renewable Fuels Association and the National Biodiesel Board. While some ethanol and biodiesel production facilities produce less than their stated capacity of biofuels, the total production capacity is significantly higher than the 2007 RFS. Further, since the renewable fuels industry is expanding rapidly, in both biodiesel and ethanol, there is no assurance that additional production of renewable fuels will not continually outstrip any additional demand for biodiesel that might be created by the RFS. If the RFS does not significantly increase demand compared to increases in supply, the RFS will likely not lead to an increase in the price at which we sell our biodiesel. If current high soybean oil costs persist, the biodiesel industry must increase the selling price of biodiesel in order to remain profitable.
Biodiesel Tax Credit
     The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (VEETC) for biodiesel of $1.00 per gallon for agri-biodiesel. Agri-biodiesel is fuel made solely from virgin crude vegetable oils and animal fats. This includes esters derived from crude vegetable oils, such as oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds. The VEETC also provided for a tax credit of $0.50 per gallon for biodiesel made from non-virgin vegetable oil and animal fat sources. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The desired effect of VEETC is to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. Below-the-rack blenders are blenders who market fuel that is for ground transportation engines and is not in the bulk transfer system. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.
State Legislation
     Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. In May 2006, Iowa passed legislation that creates an aggressive renewable fuels standard that requires 10% of the fuel used in Iowa to be from renewable sources by 2009 and increasing the renewable fuel standard to 25% by 2019. While this does not require biodiesel use, it should significantly increase renewable fuels use in Iowa, which may include increased biodiesel use in Iowa. The Iowa legislation includes tax credits to help retailers meet this requirement. The Iowa legislation also provided for an incentive of three cents per gallon of biodiesel sold for retailers who sell at least 50% biodiesel blends. This is also expected to increase biodiesel sales and production.
     Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.
Future Legislation
     Environmental regulations that may affect our company change frequently.  It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses.  The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (OSHA) will govern our plant operations.  OSHA regulations may change such that the costs of the operation of the plant may increase.  Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance. These adverse effects could decrease or eliminate the value of our units.
     Research and Development
     We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.
     Costs and Effects of Compliance with Environmental Laws
     We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. We have obtained all of the necessary permits to operate the plant including air emissions permits, a NPDES Permit, storm water discharge permits, and boiler permits. We have identified all permits that we anticipate will be required in the near future to operate the plant. These permits are identified below in the section entitled “ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS – Permitting.” Although we have obtained all of the permits required to construct and operate the plant, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources complying with such regulations. We estimate that we have spent $35,000 complying with environmental laws thus far.

     We are subject to oversight activities by the EPA. We are in the process of obtaining an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims could have an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.
     Employees
     Tom Brooks has been hired as General Manager and Mike Chandler as Operations Manager. The General Manager and the Operations Manager are REG employees. We have hired 29 employees to operate the biodiesel plant. We do not anticipate requiring any additional employees. Twenty-nine of the individuals who work at the plant are our employees, and the General Manager and Operations Manager are employed by REG.
Available Information
     The public may read and copy materials we file with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. The public may also access the reports that we file with the SEC through our website at http://www.wdbiodiesel.net.
ITEM 1A. RISK FACTORS
     You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only risks we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.
Risks Related to Western Dubuque Biodiesel as an Early Stage Company
     We have only a limited operating history, which could result in errors in management and operations causing a reduction in the value of our units. We are a recently formed company and have only a limited history of operations. We only recently completed construction of our biodiesel plant and commenced producing biodiesel. We may not be able to manage start-up effectively and properly staff operations, and any failure to manage our start-up effectively could negatively impact our profitability. While many of the start-up tasks are handled by REG, we have collaborated with REG on these efforts. We are responsible for hiring all employees for our company, except the General Manager and Operations Manager which are employed by REG. This period of growth and the start-up of the plant is a significant challenge for us. If we fail to manage start-up effectively, the value of our units could decrease.
     We have a history of losses and may not ever operate profitably. From our inception on November 14, 2005 through June 30, 2007, we incurred an accumulated net loss of $1,204,495. We recently commenced production of biodiesel. The biodiesel industry is experiencing very high raw material costs and low biodiesel prices. This may result in a situation where our costs of producing biodiesel are more than the price we receive for our biodiesel. Should we continue to endure the current high raw material costs without an increase in the price we receive for our biodiesel, we may have to scale back or cease operations at the biodiesel plant, either on a temporary or permanent basis. This may affect our ability to generate revenues and could decrease or eliminate the value of our units.

     Our business is not diversified. Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our biodiesel plant and manufacture biodiesel and glycerin. We have no other line of business to fall back on if the biodiesel business declines or if our biodiesel plant can not operate at full capacity for any extended period of time. Should we be unable to operate our biodiesel plant profitably, the value of our units may decrease or be eliminated.
     Our financial performance depends significantly on soybean oil prices, and generally we cannot pass on increases in input prices to our customers. Our biodiesel production requires substantial amounts of soybean oil. Soybeans, which are used to produce soybean oil, as with most other crops, are affected by weather, disease and other environmental conditions. The price of soybeans and consequently soybean oil, is also influenced by general economic, market and government factors. These factors include weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply and quality. Changes in the price of soybeans and soybean oils can significantly affect our business. Generally, higher soybean and soybean oil prices produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true if market conditions do not allow us to pass along increased soybean oil costs to our customers. The price of soybean oil has fluctuated significantly in the past and may fluctuate significantly in the future.  If a period of high soybean oil prices were to be sustained for some time, our profitability may suffer because of the higher cost of operating our plant and may make biodiesel production uneconomical. We cannot offer any assurance that we will be able to offset any increase in the price of soybean oil by increasing the price of our products because the price which we receive for our biodiesel depends largely on the cost of petroleum-based diesel along with certain government incentives. If we cannot offset increases in the price of soybean oil, our financial performance may be materially and adversely affected.
     We are in competition with REG, our design-builder and manager, which could place us at a competitive disadvantage and cause a conflict of interest for our manager. We entered into an agreement with REG to design, engineer and build the processing facility. In addition, we contracted with REG for management, feedstock procurement and marketing services for our plant. We are highly dependent upon REG to procure our inputs and market our products. We are also highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate at the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG operates its own biodiesel production facility in Ralston, Iowa and anticipates increasing its biodiesel production through wholly-owned and third-party managed biodiesel plants in the future. This means that REG, our design-builder and manager, is in competition with us in many aspects of our business, including feedstock procurement and biodiesel production and marketing. We also have to compete with REG for employees. Because REG operates its own biodiesel production facility and competes with us in many aspects of our business, REG may have a conflict of interest in managing our plant. Although we have entered into a management and operational services agreement with REG for management and marketing services, there is no assurance that REG’s performance of these services is not compromised by its own biodiesel production operations.
     We may not be able to successfully retain the employees we have hired which could affect our ability to operate the biodiesel plant. We have hired all of the employees we anticipate we need to operate the biodiesel plant. However, we may not be able to retain these employees. If we are unable to retain these employees, we may have difficulty replacing them with new employees capable of operating the biodiesel plant. Even if we can hire new employees, we may not be able to do so on the terms that we currently employ our workers. If we are not able to successfully retain and hire employees to continue to operate the biodiesel plant, it may impact our ability to operate the biodiesel plant profitably which could decrease or eliminate the value of our units.
     We depend upon REG and its affiliates for their expertise in the biodiesel industry and any loss of this relationship could cause us delay and added expense, placing us at a competitive disadvantage. Renewable Energy Group, Inc. (REG) of Ralston, Iowa, is an entity formed through a combination of the biodiesel management services business of West Central Cooperative, InterWest, L.C. and the biodiesel plant construction business of Renewable Energy Group, LLC, also of Ralston, Iowa. REG specializes in soy processing operations, including the manufacture and sale of biodiesel and procurement of feedstock. REG’s objective is to offer a comprehensive set of management, procurement, marketing and construction services to the biodiesel industry. REG currently operates a biodiesel plant in Ralston, Iowa. REG has also announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants. This means that REG and its affiliates are competitors as well as management and construction service providers.
          We entered into a design-build agreement with the REG to design, engineer and build the processing facility. In addition, we entered into an agreement with REG for management, feedstock procurement and marketing services for our plant. Any loss of this relationship with REG or its affiliates may prevent us from operating profitably and result in the failure of our business. Significant costs and delays would likely result from the need to find other contractors and consultants.  Unforeseen expenses and delays may be prohibitive and cause our project to fail. Such unforeseen expenses and delays may reduce our ability to generate revenue and may significantly damage our competitive position in the biodiesel industry such that our members could lose all or substantially all of their investment.
Risks Related to Operation of the Biodiesel Plant
     We have limited experience in the biodiesel industry, which increases the risk of our inability to operate the biodiesel plant. We are presently, and will likely continue to be, dependent upon our directors to operate the biodiesel plant. Most of our directors are experienced in business generally but have limited or no experience in operating a biodiesel plant or in governing and operating a public company. In addition, certain directors on our board of directors are presently engaged in business and other activities that impose substantial demands on the time and attention of such directors. REG has hired Tom Brooks to be General Manager and Mike Chandler to be Operations Manger of the plant and they have experience with production facilities. However, REG may not be successful in retaining such individuals because of the competitive market for such individuals. New plants are continually being constructed and there are a limited number of individuals with expertise in this area. In addition, REG may have difficulty in attracting other competent personnel to relocate to Iowa in the event that such personnel are not retained. REG’s failure to attract and retain such individuals could limit or eliminate any profit that we might make and could result in our failure. If Western Dubuque Biodiesel fails, the value of our units may decrease or be eliminated altogether.
     We depend on key suppliers, whose failure to perform could force us to abandon business, hinder our ability to operate profitably or decrease the value of our units. We are highly dependent upon REG or its affiliates for the operation of our plant. Should REG fail to perform in any manner significant to our operations, our project could fail and our members could lose some or all of the value of their investment. Further, we depend on REG’s assessment of the cost and feasibility of operating our plant. If REG’s assessment of the cost and feasibility of operating our plant is incorrect, we may encounter unforeseen costs or difficulties in the operation of our plant which could affect our profitability or force us to abandon our business.
     We are also highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate to the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG may not be able to address such deficiency in an acceptable manner. Failure to do so could cause us to cease production of biodiesel, either temporarily or permanently, which could affect our ability to generate revenues and reduce the value of our units.
     We are highly dependent upon REG to procure our inputs and market our products. If REG does not perform its obligations pursuant to our management and operations services agreements we may be unable to specifically enforce our agreement which could negatively affect the value of our units. Our reliance on REG may place us at a competitive disadvantage. Our reliance on REG is of particular concern given that REG has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and REG already owns one biodiesel plant. This means that REG and its affiliates are competitors for many aspects of our business including: feedstock procurement, biodiesel marketing, as well as management service providers and employees.
          Defects in plant construction could result in devaluation of our units if our plant does not produce biodiesel and its co-product, glycerin, as anticipated. There is no assurance that defects in materials and/or workmanship in the plant will not occur. While the biodiesel plant is substantially complete and we have commenced production of biodiesel, there may be defects with the plant and equipment that arise later. Though the design-build agreement requires REG to correct all defects in material or workmanship for a period of one year after substantial completion of the plant, material defects may still occur. Such defects could cause us to halt or discontinue the plant’s operation. Halting or discontinuing plant operations could compromise our ability to generate revenues and reduce the value of our units.
          Any failure of the production technology supplied by REG for our plant could cause us to discontinue production. We are highly dependant upon the technology supplied by REG for our biodiesel plant. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units. Any assertion by a third party as to the rights to the technology could cause us to halt or discontinue production of biodiesel, which could compromise our ability to generate revenues and reduce or eliminate the value of our units.
          Changes in production technology could require us to commit resources to updating the biodiesel plant or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit. We expect advances and changes in the technology of biodiesel production to occur.  Such advances and changes may make our biodiesel production technology less desirable or obsolete.  The plant is a single-purpose facility and has no use other than the production of biodiesel and associated products.  Much of the cost of the plant is attributable to the cost of production technology which may be impractical or impossible to update.  The value of our units could decline if changes in technology cause us to operate the plant at less than full capacity for an extended period of time or cause us to abandon our business. Further, more efficient technologies might be developed in the future that we can not implement that would allow our competitors to produce biodiesel in a more cost effective manner than us. This may make our biodiesel production process unprofitable and could decrease or eliminate the value of our units.
Risks Related to Biodiesel Production
          The decreasing availability and increasing price of soybean oil may hinder our ability to profitably produce biodiesel and may result in plant shut downs and decreased revenues. On September 13, 2007, the USDA reported the July average price of soybean oil was approximately $0.36 per pound. In the USDA’s September 13, 2007 Oil Crops Outlook Report, it was forecasted soybean oil prices would set a new high, with the 2007 through 2008 forecast being $0.33 to $0.37 per pound which is $0.01 higher than the August 2007 forecast. This is significantly higher than the soybean oil prices we anticipated when we performed our feasibility study prior to constructing the biodiesel plant. As of October 1, 2007, on the Chicago Board of Trade, soybean oil future contracts for December 2007 reached as high as $0.40 per pound. This increase in forecasted price is due largely to less acres being planted with soybeans, with acreage currently at a 12 year low. According to the United States Department of Agriculture Economic Research Service, Oil Crops Outlook report on July 13, 2007, the United States had planted 64.1 million acres with soybeans as of June 2007, which was the lowest acreage of soybeans planted in the United States since 1995, and down from the 75.5 million acres planted in 2006. Until recently, we have been operating the biodiesel plant pursuant to a toll manufacturing agreement where we did not have to purchase feedstock to produce biodiesel. However, this agreement expired at the end of October and now we have to purchase feedstock to operate the biodiesel plant. We may enter into another toll manufacturing agreement but we have not yet identified any potential contract. If we cannot obtain adequate supplies of feedstock at affordable costs, then we may be forced to shut down the plant, either temporarily or permanently. Shut downs and increased feedstock prices may reduce our revenues from operations which could decrease or eliminate the value of our units.

     Declines in the prices of biodiesel and its co-product have a significant negative impact on our financial performance and the value of our units. Our revenues are greatly affected by the price at which we sell our biodiesel and its primary co-product glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include the overall supply and demand for biodiesel, the price of diesel fuel, level of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time. Demand may not increase to meet the increase in supply. The increased production of biodiesel without corresponding increases in demand may lead to lower biodiesel prices. Any lowering of biodiesel prices may reduce our revenues, causing a reduction in the value of our units.
     In addition, increased biodiesel production leads to increased supplies of co-products from the production of biodiesel, such as glycerin, which may lead to lower prices for our co-product. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and the resulting saturation of the glycerin market. Increased supplies of co-products could outpace demand, which could lead to lower prices for our co-product. If the price of glycerin continues to decline, our revenue from glycerin may be substantially compromised. Increased expenses and decreased sales prices for our products may result in less income, which would decrease our revenues and result in the loss of some or all of the value of our units.
     We are at a disadvantage in marketing our glycerin because our plant does not produce pharmaceutical grade glycerin, thereby decreasing the market for the glycerin we produce. The price of glycerin has decreased dramatically in the United States due to oversupply from biodiesel producers. A major use of glycerin is in the production of drugs. The glycerin our plant produces, however, is not pharmaceutical grade glycerin. This limits our ability to market the glycerin produced by our biodiesel plant. The glycerin we produce has to be purified in order for it to be used in pharmaceutical applications. Since the market in which we can sell our glycerin is limited, we might not be able to sell all of the glycerin we produce or we may not be able to sell our glycerin at a favorable price. If we cannot sell all of the glycerin we produce or cannot sell it at a favorable price, our ability to operate our biodiesel plant profitably might be adversely affected which could decrease or eliminate the value of our units.
     Competition from other sources of fuel may adversely affect our ability to market our biodiesel. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed which could displace biodiesel as an environmentally-friendly alternative fuel. If diesel prices decline or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of the value of our units.
     Our business is sensitive to feedstock prices and the availability of adequate supplies of feedstock. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of our units. Our results of operations and financial condition are significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to operate profitably and as a result the value of our units may decrease or be eliminated.
     If we are forced to temporarily cease operating our biodiesel plant for any reason, we might not be able to meet our current liabilities or our profits may be reduced. If we are forced to temporarily cease operations at our biodiesel plant, either because we cannot sell the biodiesel we are producing, because we cannot secure feedstock for the plant at reasonable prices, because of defects in our equipment at the plant, due to violations of environmental law, or any other reason, our ability to produce revenue would be aversely affected. We do not have any other source of revenues than production of biodiesel and glycerin at our biodiesel plant. If our plant were to cease production, we would not generate any revenue and we might not be able to pay our debts as they become due, including payments required under our loan. If the plant ceases to operate for enough time, we might not be able to continue operating the plant which could decrease or eliminate the value of our units.
     We may engage in hedging transactions which involve risks that can harm our business. We are exposed to market risk from changes in commodity prices.  Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process.  We seek to minimize the risks from fluctuations in the prices of soybean oil and the price of biodiesel through the use of hedging instruments. REG provides all necessary hedging services to us pursuant to its management services agreement. Hedging means protecting the price at which we buy feedstock and the price at which we sell our products in the future.  The effectiveness of our hedging strategies is dependent upon the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may choose not to engage in hedging transactions. As a result, our operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.
     Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce our biodiesel. In addition to being dependent upon the availability and price of feedstock supply, we are dependent on relationships with third parties, including feedstock suppliers. We have entered into a management and operational services agreement with REG. REG acquires our feedstock from third parties. Assuming that REG can establish feedstock relationships, suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. Suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. This could negatively affect our ability to generate revenue and may reduce or eliminate the value of our units.
     Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply. Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and its presence in Iowa has recently been confirmed. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be controlled with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock for our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our profit from operations.
     We are dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce our profitability. We do not have a sales force of our own to market our biodiesel and glycerin. We do not anticipate having a sales force in the future. We entered into an agreement with REG to market our biodiesel and our glycerin. If REG breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we do not have any readily available means to sell our biodiesel.  Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage.  Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could decrease or eliminate the value of our units.
     Concerns about fuel quality may impact our ability to successfully market our biodiesel. Industry standards impose quality specifications for biodiesel fuel. Actual or perceived problems with quality control in the industry may lead to a lack of consumer confidence in the product and hinder our ability to successfully market our biodiesel. For example, in December 2005, a batch of biodiesel that failed to meet industry specifications in Minnesota resulted in a 10-day emergency variance from the state’s 2% biodiesel requirement in order to allow for time to fix the problem. Although industry representatives attributed the problem to start-up glitches in the state’s new biodiesel plants, similar quality control issues could result in a decrease in demand for our product, which could lower the value of our units.

     Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel. The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel can be effectively utilized in colder weather. The pour point of 100% soy-based biodiesel is approximately 25ºF. The pour point for tallow-based biodiesel is approximately 60ºF. The pour point for No. 2 low sulfur diesel fuel is approximately -30ºF. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25ºF. Therefore, we believe we will need to blend soy-based biodiesel with petroleum diesel in order to provide a biodiesel product that will have an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% is expected to provide an acceptable pour point for colder markets comparable to the No. 2 low sulfur diesel pour point. In colder temperatures, lower blends are recommended to avoid fuel system gelling. This may cause the demand for our biodiesel in northern markets to diminish during the colder months.
     The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, fuel may need to be stored in a heated building or heated storage tanks. This may cause a decrease in demand for our product in colder climates due to increased storage costs. This may result in decreased revenues for us which could decrease the value of our units.
     Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could negatively impact our ability to market our biodiesel. Because biodiesel is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel, due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other engine parts. Although most manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product.
     The trucking industry opposed the imposition of the Minnesota 2% biodiesel requirement, citing concerns regarding fuel expense and lack of infrastructure necessary to implement the requirement. Such concerns may result in opposition to similar proposed legislation in other states in the future and may negatively impact our ability to market our biodiesel. The American Trucking Association, however, altered its position on biodiesel in October 2005 by passing a resolution advocating the use of 5% biodiesel blends by the trucking industry and Cummins, Inc. recently approved the use of biodiesel in blends up to 20% biodiesel in certain of its engines manufactured after 2002.
     In addition, studies have shown that nitrogen oxide emissions from pure biodiesel are 10% higher than with petroleum-based diesel. Nitrogen oxide is the chief contributor to ozone or smog. New engine technology is available and is being implemented to eliminate this problem. The increased nitrogen oxide emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry, which may result in our inability to market our biodiesel and could lead to a decrease in the value of our units.
     Our ability to successfully operate is dependent on the availability of electricity at anticipated prices. Adequate electricity is critical to our plant operations. Our site is served by Alliant Energy. We have entered into an agreement with Alliant Energy to supply the electricity we require to operate our biodiesel plant. If Alliant Energy fails to supply enough electricity to operate the plant or if the price we pay for electricity increases, we may not be able to operate the biodiesel plant profitably which could decrease or eliminate the value of our units.
     Our ability to successfully operate is dependent on the availability of water at anticipated prices. To produce biodiesel, we need a significant supply of water. We have entered into a contract with the City of Farley for the water we require to operate the biodiesel plant. Water supply and water quality are important requirements to operate the biodiesel plant. If the City of Farley does not supply sufficient water to operate the biodiesel plant or if the water quality is not sufficient to operate the biodiesel plant, our ability to make a profit may decline, which could decrease the value of our units.

     Our ability to successfully operate is dependent upon the availability of natural gas at anticipated prices. We require a significant supply of natural gas to produce biodiesel. We entered into an agreement with Cornerstone Energy, Inc. whereby we purchase all of the natural gas the biodiesel plant requires and Cornerstone arranges for the transportation of the natural gas to the edge of the City of Farley. We have a separate agreement with Aquila, Inc. who delivers the natural gas from the edge of the City of Farley to our biodiesel plant. Our contract with Aquila only provides for the transportation of natural gas that we purchase from Cornerstone and does not include any new purchases of natural gas from Aquila. We cannot operate the plant without a reliable supply of natural gas. A failure by either Cornerstone Energy or Aquila to perform under these agreements may lead to our inability to operate the biodiesel plant. Since all of our revenue is expected to come from operation of the biodiesel plant, if we are unable to operate the plant for any period of time we may not be able to generate revenue which could reduce or eliminate the value of our units.
     If the market for glycerin becomes so oversaturated that we cannot sell the glycerin we produce, we may have to find a way to dispose of our glycerin. We may not be able to sell all of the glycerin produced by our plant. Further, we may have to pay to have our glycerin removed from our biodiesel plant. If this is the case, not only will we have decreased revenues due to our inability to market the glycerin we produce, but we may incur additional costs associated with disposal of the glycerin that we cannot market which could decrease our revenues and could reduce or eliminate the value of our units.
Risks Related to Biodiesel Industry
     New plants under construction or decreases in the demand for biodiesel and glycerin, our co-product, may result in excess production capacity which could decrease our revenues and adversely impact our financial condition. The biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board reported that in 2006 approximately 250 million gallons of biodiesel were produced in the United States and estimates that in 2007, 300 million gallons of biodiesel will be produced. The National Biodiesel Board estimates there are currently 165 operating biodiesel plants in the United States, with capacity to produce approximately 1.85 billion gallons of biodiesel per year. However, some of these biodiesel plants do not operate at their full capacity. Further, current plant construction and expansion are expected to result in another 1.37 billion gallons of annual biodiesel production capacity, for total annual production capacity of 3.22 billion gallons. Biodiesel supply may outpace biodiesel demand which could lead to decreased biodiesel prices. This could affect our ability to operate our plant profitably and could result in a decrease in the value of our units.
     Excess capacity in the biodiesel industry may also lead to increased competition for inputs. Biodiesel production at our plant requires significant amounts of soybean oil and other inputs. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. If overproduction of biodiesel occurs, we continue to face increased competition for inputs which means we may be either unable to acquire the inputs that we need or unable to acquire them at prices that allow us to operate our plant profitably. Any increases in the cost of producing our biodiesel or decline in the price at which we can sell our biodiesel could decrease our net income and could negatively impact our ability to operate our plant profitably. This could result in a decrease in the value of our units.
     Excess production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to further decline, thereby adversely affecting our revenues. In February 2005, the price of crude glycerin produced in the United States was approximately $0.41 per pound and by March 2006 the price of crude glycerin had declined to $0.06 per pound, due primarily to the oversupply of glycerin by biodiesel production facilities. According to The Jacobsen Publishing Company, a national commodities data reporting service, as of December 2006, the price of crude glycerin was reported at $0.04 per pound. Any further excess glycerin production capacity may limit our ability to market our glycerin co-product and will negatively impact our future revenues and could reduce the value of our units.
     We face substantially different risks in the biodiesel industry than do ethanol manufacturers. The ethanol industry enjoys nearly 5 billion gallons of annual domestic demand and a vast existing production, marketing, and transportation network. Conversely, in 2006, the biodiesel industry supplied only approximately 250 million gallons of biodiesel according to the National Biodiesel Board. The entire diesel fuel market constitutes only about one-third of the gasoline market as a whole. Fifty-six percent of the diesel market is the trucking industry. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has previously faced opposition from the trucking industry and others in regard to legislative mandates for biodiesel use. Further the retail market for biodiesel is not sufficiently developed which could lead to decreased demand for biodiesel. This could impact our ability to make a profit.
     In addition, we face a substantially different market than do ethanol producers for the supply of feedstock. Manufacturers of ethanol often purchase raw grains directly from producers, which presents an almost unlimited supply of feedstock from thousands of corn growers. We do not operate our own soybean crush facility. Therefore, we are required to purchase soybean oil from one of a few large soybean crushing facilities, thereby limiting the sources for our raw materials. Accordingly, we may be unable to obtain the necessary supply of feedstock and may be unable to operate at profitable levels, which could result in the loss of some or all of our member’s equity interest.
     The biodiesel manufacturing industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our plant. The number of biodiesel manufacturing plants either in production or in the planning or construction phase continues to increase at a rapid pace. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demand of the biodiesel industry. Consequently, the price of feedstock may rise to the point where it threatens the viability of our biodiesel plant. Furthermore, REG currently owns a biodiesel plant and has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants. This means that REG and its affiliates are competitors for a limited supply of feedstock as well as management and construction service providers.
     The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably. Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. According to the National Biodiesel Board, as of September 7, 2007, there were 165 active plants with 4 planning to expand their operations. There were also 80 companies constructing biodiesel plants that are expected to be complete within the next 18 months in the United States.
Currently, there are 12 active biodiesel plants in Iowa in addition to ours. Additionally, according to the Iowa Renewable Fuels Association, there were at least 3 companies who are currently constructing biodiesel plants in Iowa. We compete with these other plants both in the sale of our biodiesel as well as in the procurement of raw materials. Some of our competitors will have greater resources than us. If we cannot compete favorably with these other biodiesel producers in both the sale of our biodiesel and the procurement of feedstock for our plant, the value of our units may be adversely affected.
     Competition from other lubricity additives for ultra low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of our units. The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel that has been made available for retail sale beginning in October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives made from raw materials other than soybeans having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they achieve the desired effect in lower concentrations than biodiesel. In addition, much of the distribution infrastructure is in place for petroleum-based additives. As a result, petroleum-based additives may be more cost-effective than biodiesel. This could result in less demand for biodiesel as a lubricity additive. This could negatively affect our ability to sell our biodiesel profitably and could lead to a loss of some or all of the value of our units.
     As the production of biodiesel fuel increases there may not be an adequate supply of railroad cars or trucks to distribute the biodiesel fuel produced by our plant. As more of the biodiesel production plants under construction and in the planning phase begin production, there exists an increasingly large supply of biodiesel fuel to be distributed and there may not be an adequate supply of rail cars or trucks to distribute the fuel which is produced. This problem has affected the agriculture industry for years and there are already reports of railcar shortages becoming a problem for the biodiesel industry.
Risks Related to Regulation and Governmental Action
     Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time.  On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level.  The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and could reduce or eliminate the value of our units.
     A change in environmental regulations or violations thereof could result in a reduction in the value of our units. We are subject to extensive air, water and other environmental regulations and we require a number of environmental permits to operate the plant. To date, we have obtained all of the permits required to construct and operate the plant.  In addition, biodiesel producers are required to satisfy the fuel quality standards of the Environmental Protection Agency. We will submit product quality analyses to the Environmental Protection Agency after startup. This is part of the BQ 9000 standard which typically takes six months to complete once the plant has met the scheduled name plate production standards. Environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively.  Consequently, we may be required to spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and result in a reduction in the value of our units.
     Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units. When our fiscal year ended on December 31, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission. This registration statement became effective on June 29, 2007, and we therefore have to comply with the additional regulations and reporting requirements of the Securities Exchange Act of 1934. For example, we are subject to periodic and current reporting, proxy solicitation and annual report requirements. Due to the substantial time and resources that must be devoted to the preparation of these reports, complying with the reporting requirements of the Securities Exchange Act of 1934 is very costly. This could reduce our profitability and result in a decrease in the value of our units.
Risks Related to Conflicts of Interests
     We may have conflicts of interest with REG, which may cause difficulty in enforcing claims against REG. We expect that one or more employees or associates of REG will continue to advise our directors. We anticipate REG will continue to be involved in substantially all material aspects of our operations. We have entered into an agreement with REG under which REG acquires feedstock and the basic chemicals necessary for our operation, and to perform the sales and marketing functions for our plant. Further, we have agreed to issue REG 2,500 of our units as the final payment for construction of our biodiesel plant. There is no assurance that our arrangements with REG are as favorable to us as they could have been if obtained from unaffiliated third parties. In addition, because of the extensive roles that REG has in the construction and operation of the plant, it may be difficult or impossible for us to enforce claims that we may have against REG. Such conflicts of interest may reduce our profitability and the value of our units and could result in reduced distributions to investors.
     REG and its affiliates may also have conflicts of interest because employees or agents of REG are involved as owners, creditors and in other capacities with other biodiesel plants in the United States. We cannot require REG to devote its full time or attention to our activities. As a result, REG may have conflicts of interest in allocating personnel, materials and other resources to our biodiesel plant.
     Our directors and officers have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to our project. Since our project is currently managed by the board of directors rather than a professional management group, the devotion of the directors’ time to the project is critical. We estimate that our executive officers dedicate approximately 10 hours per week to our project. We estimate that our directors dedicate between four hours and 20 hours per week to our project depending upon which committees they serve. However, our directors and officers have other management responsibilities and business interests apart from our project that may impose substantial demands on the time and attention of such directors. See “DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - Business Experience of Directors and Officers” for a summary of our directors’ and officers’ business activities. We do not currently have any formalized procedures for dealing with these conflicts of interest either before they occur or after they exist, other than the requirements of our operating agreement regarding board approval of transactions that constitute conflicts of interest. Therefore, our directors and officers may experience conflicts in allocating their time and services between us and their other business responsibilities.
     Our directors may have relationships with individuals, companies or organizations with which we do business which may result in conflicts of interest. There may be business relationships between our directors and other individuals, companies or organizations with which we do business that may pose potential conflicts of interest with us. For example, from the beginning of our business, we entered into consulting agreements with The Biodiesel Group. Five of our directors are also directors on the board of The Biodiesel Group. Further, these five directors who are members of The Biodiesel Group currently are involved with three other biodiesel producers in Iowa. Of these five directors who are involved in The Biodiesel Group, Warren Bush, Bill Horan and Denny Mauser sit on the board of directors of Iowa Renewable Energy, LLC, Western Dubuque Biodiesel, LLC, Central Iowa Energy, LLC, and Western Iowa Energy, LLC. Tom Schroeder sits on the board of directors of Western Dubuque Biodiesel, LLC, Iowa Renewable Energy, LLC and Central Iowa Energy, LLC. Mark Muench sits on the board of directors of Western Dubuque Biodiesel, LLC and Iowa Renewable Energy, LLC. This could lead to conflicts of interest for these directors. They may make decisions that benefit one of these other biodiesel producers and not us. In addition, Tom Schroeder, one of our directors, is employed as a commercial fleet sales manager for REG, our design-builder and marketer. These relationships may result in conflicts of interest with respect to transactions between us and the other individuals, companies or organizations if our directors and officers put their interests in other companies or own personal relationships ahead of what is best for our company.
Risks Related to Tax Issues in a Limited Liability Company
     We expect to be taxed as a partnership, however, if we are taxed as a corporation we would be subject to corporate level income taxes which would decrease our net income and decrease the amount of cash available to distribute to our members. We expect that we will continue to be taxed as a partnership. This means that we will not pay any taxes at the company level. Instead, each member will be allocated a portion of our income, loss and credits based on the member’s ownership interest in us, and would pay taxes on the member’s share of our income, loss and credits. If we are not taxed as a partnership, we would be liable for corporate level taxes which would decrease our net income and the cash we have available to distribute to our members.

     Members may be allocated a share of our taxable income that exceeds any cash distributions received, therefore members may have to pay this tax liability using their personal funds. We expect to continue to be taxed as a partnership. This means members will be allocated a percentage of our taxable income based on their ownership interest in us. Members may have tax liability based on their allocation of this income. We may make distributions that are less than the amount of tax members owe based on their allocated percentage of our taxable income. If this is the case, members would have to satisfy this tax liability using their personal funds.
     If we are audited by the IRS resulting in adjustments to our tax returns, this could cause the IRS to audit our members’ tax returns, which could lead to additional tax liability for our members. The IRS could audit our tax returns and could disagree with tax decisions we have made on our returns. This could lead to the IRS requiring us to reallocate items of income, gain, losses, deductions, or credits that could change the amount of our income that is allocated to members. This could require adjustments to members’ tax returns and could lead to audits of members’ tax returns by the IRS. If adjustments are required to members’ tax returns, this could lead to additional tax liabilities for our members as well as penalties and interest being charged to our members.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Plan of Operation for the Next 12 Months
     Overview
     We are an early stage Iowa limited liability company formed on November 14, 2005 to develop, construct and operate a 30 million gallon biodiesel plant and engage in the production of biodiesel and crude glycerin near Farley, Iowa. Construction on our biodiesel production facility is complete and we produced our first batch of biodiesel on August 1, 2007. We will spend the next few months operating the biodiesel plant and producing biodiesel and glycerin for sale.
     The total cost of our project is estimated to be $58,600,000, including plant construction, start-up costs and working capital. We financed the project with a combination of equity and debt capital. We raised equity in an intrastate offering registered with the Iowa Securities Bureau, in which we sold 19,279 units and received offering proceeds of $19,279,000, which supplemented our seed capital equity of $3,100,000. To complete project financing, we entered into a $35,500,000 term loan with Bankfirst. We received $650,000 when 13 of our directors exercised an option to purchase 100 units each for $500 per unit. We additionally entered into a $400,000 loan agreement with the Iowa Department of Economic Development, $100,000 of this loan is forgivable.
     We have engaged REG to market our biodiesel and glycerin to its customers. REG has hired two employees who serve as our general manager and operations manager. We have currently hired 29 employees and we do not expect to hire any additional employees in the near future. We anticipate having thirty-one full time positions at the biodiesel plant. Twenty-nine of these positions are our employees and two will continue to be REG employees.
     Plan of Operations
     We expect to spend the next 12 months engaging in the production of biodiesel and crude glycerin at our plant. Construction of our plant is complete and we expect to make the final payment pursuant to our design-build agreement with REG in November 2007.
     Permitting
     REG has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct and operate the plant to date. Some of the permits we are required to obtain are not issued until the biodiesel plant has been operating for a period of time as discussed below. The following chart lists the various permits we have identified as being required for which we have applied but which have not yet been issued:

Permit:	Status:
Spill, Prevention, Control and Countermeasures Plan	We have a draft of our Spill, Prevention, Control and Countermeasures (SPCC) Plan in place and expect to have the final plan in place within the time period required.

Tier II Report	Because we were not operational in 2006, we were not required to file a Tier II Report for 2006. We will, however, be required to file a Tier II Report prior to March 1, 2008 for year 2007. We have a process in place for filing this report.

Superfund Amendments and Reauthorization Act (SARA) Section 313 Form R	Because we were not operational in 2006, we are not required to file Form R for 2006. We will, however, be required to file Form R prior to July 1, 2008 for year 2007. We have a process in place for filing this report.

Resource Conservation and Recovery Act (RCRA) Hazardous Materials ID Number	We have applied for the Hazardous Materials ID Number and are currently waiting for the RCRA Form Subtitle C.
Utilities & Infrastructure
     Electricity. We require a significant supply of electricity to operate our plant. We received a letter from Alliant Energy, Inc. on June 13, 2006 whereby Alliant Energy confirmed that it would provide us with electrical service at the regulatory rate and service standard tariffs on file with the Iowa Commerce Commission. In order to maintain the Large General Service Usage rates referred to in the letter, we must consume at least 20,000 kWh or more of electricity each billing month.
     Water. We estimate that our plant requires approximately 55 gallons of water per minute. We entered into an agreement on June 8, 2007 with the City of Farley to supply us with water to operate the biodiesel plant. Pursuant to the agreement, the City of Farley supplies all of the water necessary to operate the biodiesel plant. We have agreed to a minimum daily use of 50,000 gallons of water per day and we are billed by the City of Farley for at least 50,000 gallons per day. We pay the City of Farley 1.25 times the normal rate for any water we consume in excess of 150,000 gallons per day. The maximum usage under the agreement is measured quarterly, and we will be in breach of the agreement if we exceed this maximum usage for any quarter. The maximum usage under the contract is 150,000 gallons per day. The term of the agreement continues for as long as there is a water use permit in effect for the City of Farley.
     We entered into a contract on May 20, 2007 with the City of Dubuque to process our waste water. The term of this agreement runs from May 20, 2007 until July 30, 2012. The agreement provides for sewage treatment rates based on a schedule in the agreement and provisions in the City of Dubuque ordinances. The agreement establishes maximum discharge amounts based partially on the wastewater permits held by the City of Dubuque. If we exceed the discharge limitations in the agreement, we will have 10 working days after receiving written notice of the violation from the City of Dubuque to come into compliance. We will be charged a surcharge of $100 per day if we discharge water that falls outside of the acceptable pH range specified in the contract. The agreement can be terminated by the City of Dubuque should we fail to pay any amount due under the agreement within 30 days of the due date. The City of Dubuque may also terminate the agreement if we breach any of the terms of the agreement and do not correct our breach of the agreement within 90 days.
     Natural Gas. We require a significant supply of natural gas. Our natural gas is supplied by Cornerstone Energy. We also have a natural gas transportation agreement with Aquila, Inc. We entered into an agreement with Cornerstone Energy, Inc. to provide all of the natural gas we require at the biodiesel plant. The term of the agreement is two years commencing on June 1, 2007. The term of the agreement automatically renews for successive one month periods following the initial term unless either party gives thirty days written notice. Cornerstone Energy delivers our natural gas to the city of Farley. We have a separate agreement with Aquila, Inc. who delivers the natural gas to our biodiesel plant. Our agreement with Aquila has a five year term commencing on the date when Aquila commenced delivering natural gas to our project site.
     Rail. The Canadian National Railroad provides rail service near the site of our biodiesel plant. We have completed construction of all rail facilities required for our biodiesel plant. We entered into an agreement with Canadian National Railroad for railroad service for our biodiesel plant. The agreement may be terminated by either party by giving 60 days written notice. If the portion of track that services the plant is not used for any consecutive 12 month period, the railroad may consider the track abandoned and would be allowed to remove the track owned by the railroad. We are responsible for the maintenance costs associated with the portion of the track we own.
Liquidity and Capital Resources
     Estimated Sources of Funds
     The total project cost for the plant is estimated to be approximately $58,600.000 including construction of the biodiesel plant and administrative building, start-up expenses and working capital. We have financed the construction of the plant with a combination of equity and debt capital. We initially raised equity from our seed capital investors and our offering registered with the State of Iowa. The following schedule sets forth our sources of funds from our offering proceeds and our debt financing proceeds:

			Percent of
Source of Funds			Total
Member Equity, Intrastate Offering ($1,000 per unit)	$19,279,000		31.38%
Member Equity, Director’s Exercised Options ($500 per unit)	$650,000		1.06%
Member Equity, Seed Capital ($500 per unit)	$3,100,000		5.05%
Member Equity, Final Payment on Construction Contract ($1,000 per unit)	$2,500,000		4.07%
Debt Financing	$35,500,000		57.80%
Loan/Grant Funding (IDED)	$400,000		0.65%

Total Sources of Funds	$61,429,000	(1)	100.00%

(1)	This amount excludes non-cash equity compensation recognized by the Company in connection with the units paid to The Biodiesel Group as compensation under their consulting agreement with the company.
     As of June 30 2007, the Company had the following consolidated assets: property, plant and equipment of $40,471,216, current assets of $1,982,460 other assets of $523,375 and total assets of $42,977,051. As of June 30, 2007, the Company had total current liabilities of $3,856,286 and long-term debt of $16,595,164. Members’ equity was $22,525,601 as of June 30, 2007 and consisted of an accumulated deficit of $1,204,495 and members’ contributions, net of the cost of raising capital, of $26,230,096. This amount includes the $2,500,000 subscribed for but not issued units to REG as final payment under our design-build agreement. The Company had no revenues from the date of inception (November 14, 2005) to June 30, 2007.
     Equity Financing
     We initially raised $3,100,000 in equity from our seed capital investors. We also conducted a registered offering of our membership units in the State of Iowa, pursuant to which we raised an additional $19,279,000 in equity. On January 15, 2007 we raised an additional $650,000 by issuing 1,300 of our units to directors that exercised a unit option agreement. We have therefore raised a total of $23,029,000 in equity. Additionally, in December 2006 we agreed to issue 2,500 units to REG upon completion of our biodiesel facility as payment for the last $2,500,000 owed under our design-build agreement. We expect to issue these units to REG pursuant to a private placement in November 2007.
     Debt Financing
     In October 2006, we closed on our $35,500,000 debt financing with Bankfirst. The financing with Bankfirst provides for a $35,500,000 term loan, with an interest rate during construction (the first 14 months following loan closing) of 0.75% over the Prime Rate as of the effective date reported in the Money Rates column of The Wall Street Journal. During the term (the remaining 60 months on the loan), we have two options for interest. We must select an option and notify Bankfirst of our choice within 15 days of the beginning of the term. The first option is a floating rate at 0.25% over the Prime Rate as of the effective date reported in the Money Rates column of The Wall Street Journal on the Conversion Date. The second option is a fixed rate at 3.00% over the five-year LIBOR/Swap Curve Rate on the Conversion Date. The LIBOR/Swap Curve Rate is published by Bloomberg Market Data L.P. and is based on the number in the Interest Rates and Bonds column of The Wall Street Journal on the day following the initial funding date. We have not yet selected a method of accruing interest on the term loan.
     The agreement requires that during the construction phase we make 14 consecutive monthly interest payments commencing on December 1, 2006 and continuing on the 1st day of each month thereafter to and including January 1, 2008. The amount of the interest installments are equal to the interest accrued on the unpaid principal balance of the loan measured from the first day of the construction phase. Term phase payments begin upon completion of the project, but in no event later than January 1, 2008 and on the 1st day of each moth thereafter, 59 monthly payments of principal and interest are due and payable through and including January 1, 2013. Payments are calculated in an amount necessary to amortize the principal amount of this note plus interest over a 10 year period. The remaining unpaid principal balance, together with all accrued but unpaid interest, is due and payable in full on January 1, 2013.
     The term loan imposes various covenants upon us which may restrict our operating flexibility. The term loan requires us to deposit $5,000,000 in a restricted account to be used for commodity risk management purposes. We are also required to maintain up to $125,000 in a capital improvements reserve fund that must be replenished as we use these funds for capital improvement expenditures. We are also required to maintain certain financial ratios which may limit our operating flexibility. Commencing six months after we convert our construction loan to a term loan, we are required to maintain a debt service coverage ratio of 1.25 to 1.00. Debt coverage ratio means our earnings before taking into account interest, taxes, depreciation and amortization (excluding federal and state tax credits) compared to the maximum principal and interest payments required by the term loan. Commencing on the sixth month after the construction loan is converted to a term loan, we must maintain a fixed charge coverage ratio, as that term is defined in our term loan, of 1.50 to 1.00. Further, we are required to maintain a minimum ratio of current assets to current liabilities of 1.50 to 1.00. Finally, starting on the first full calendar year following the date we convert our construction loan to a term loan, we must maintain a ratio of at least 2.50 to 1.00 of the total principal amount outstanding on our loan to our total earnings before taking into account interest, taxes, depreciation and amortization (excluding federal and state tax credits). The loan agreements require us to certify to Bankfirst at intervals designated in the loan agreements that we are meeting these financial ratios.
     The term loan also imposes certain other covenants that may restrict our operating flexibility. The term loan imposes a negative covenant on distributions which may restrict our ability to distribute earnings to our members. The term loan also requires us to obtain Bankfirst’s permission prior to making any significant changes in our material contracts with third-party service providers. Further, the term loan restricts our ability to further pledge our assets for other financing that we might require and restricts our ability to make payments on any subordinated debt we might acquire.
     We executed a mortgage in favor of Bankfirst creating a first priority lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property for the loan and credit agreements discussed above. Due to Bankfirst’s security interest in our assets, we are not free to sell our assets without the permission of Bankfirst which could limit our operating flexibility. All of the requirements of our term loan are more specifically described in the loan documents we executed with Bankfirst.
     Our term loan agreements provide that certain actions taken by us constitute defaults under the term loan allowing Bankfirst to demand that we immediately repay the entire amount of the term loan and Bankfirst can satisfy our financial obligations under the term loan by foreclosing its security interest in our property. Our term loan provides that defaults occur when we do not make the required principal and interest payments required by the term loan, our failure to comply with the terms of the loan agreements, or should we default on any other indebtedness we have acquired. We will also be in default of the term loan if we have unsatisfied judgments against us that exceed $100,000 for a period of 30 days or more, should we file for bankruptcy or cease to exist as a legal entity, should we merge or consolidate with another company, should we abandon the project, if the project is destroyed or damaged by casualty or fire, if there is a change in control of Western Dubuque, or if Bankfirst reasonably deems itself insecure. As of November 1, 2007, we have borrowed $23,758,809 in funds on our term loan.
     Pursuant to the terms of our loan agreement, we are not yet required to comply with the financial ratios set out in our loan agreement. We will commence calculating and complying with these ratios six months after we convert our construction loan to a term loan and as otherwise provided in the loan agreement.
     Government Programs and Grants
     We have entered into a loan with the Iowa Department of Economic Development for $400,000. This loan is part of the Iowa Department of Economic Development’s Value Added Program and $100,000 of the loan is forgivable. To November 1, 2007, we have drawn $400,000 on this loan. To October 31, 2007, we have made six payments of $5,000 pursuant to the loan’s terms.
     Estimated Use of Proceeds
     We expect to have sufficient cash available from our lines of credit and operations to cover our costs over the next twelve months. We anticipate significant purchases of soybean oil and other inputs necessary for biodiesel production in the next twelve months and will rely upon our cash reserves and senior and subordinated debt financing to finance our operations. Should we have insufficient funds to purchase necessary raw materials and for other operating expenses, we may have to cease operations at the biodiesel plant, either temporarily or permanently.
     We expect our costs over the next twelve months to include staffing, office, audit, legal, inventory, raw materials, and working capital.
     To November 1, 2007, we have paid REG approximately $36,019,336 for the construction of our biodiesel plant. We expect to make the final payment under our design-build agreement with REG in November 2007. Pursuant to an agreement executed in December of 2006, Western Dubuque Biodiesel and REG have agreed that Western Dubuque Biodiesel will issue 2,500 of its membership units to REG as payment for the last $2,500,000 of design-build services rendered by REG to the company pursuant to the design-build agreement. Schueller Construction built our administrative building. We have paid for the administrative building in full in the amount of $323,127. The owner of Schueller Construction, William Schueller, is our chairman and sits on our board of directors.
Market Risk
     Our results of operations and financial condition are significantly affected by the selling price for biodiesel and the co-products from biodiesel production. Price and supply are subject to and determined by market forces over which we have no control.

     The National Biodiesel Board estimates that there are currently 165 operating biodiesel plants with a total production capacity of 1.85 billion gallons. They also report that there are 80 new plants under construction and 4 existing plants in the process of expanding for an anticipated annual production capacity of 3.22 billion gallons per year. Demand may not rise to meet the increase in supply, and increased production of biodiesel may lead to lower prices. Our company may generate less revenue as a result, which would decrease our income. Increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, including glycerin. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and saturation of the glycerin market. Those increased supplies could outpace demand, which would lead to lower prices for our co-product. There can be no assurance as to the price of biodiesel or any of its co-products in the future. Any downward changes in the price of biodiesel or its co-products may result in less income, which would decrease our revenues.
     Changes in the price of feedstock can significantly affect our business. We estimate that the cost of feedstock represents approximately 70-90% of our cost of production. In the past, the price of soybean oil has been volatile, fluctuating between 16¢ and 36¢ per pound over the last three years. Increased biodiesel production may lead to continued increases in the price of feedstock. Rising feedstock prices may produce lower profit margins. Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% protein meal used for feed and only 20% oil. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues.
     Due to fluctuations in the price and supply of feedstock, we intend to utilize forward contracting and hedging strategies to manage our commodity risk exposure and optimize finished product pricing and supply. We intend to do this to help guard against price and supply movements that often occur in the soybean oil markets. Hedging means protecting the price at which we buy feedstock and the price at which we sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuations. The effectiveness of such hedging activities is dependent upon, among other things, the cost of feedstock and our ability to sell sufficient amounts of biodiesel and glycerin. Although we attempt to link hedging activities to sales plans and pricing activities, such hedging activities can themselves result in costs because price movements in feedstock contracts are highly volatile and are influenced by many factors that are beyond our control. We may incur such costs and they may be significant. The market for soybean oil trades 18 months into the future. There is not enough volume of biodiesel produced to currently justify a futures market. As such, there is no posted spot biodiesel price, making current price discovery limited.
     We have currently hired all of the employees we anticipate hiring to operate the plant. Tom Brooks has been hired as General Manager and Mike Chandler as Operations Manager. The General Manager and Operations Manager are both REG employees. We anticipate having approximately 31 full time positions at our plant. Twenty-nine of these positions will continue to be filled by our employees and the General Manager and Operations Manager will continue to be REG employees.
Off-balance Sheet Arrangements
     We have no off-balance sheet arrangements.
ITEM 3. DESCRIPTION OF PROPERTY
     Our property consists primarily of the plant and the real estate upon which the plant sits in Farley, Iowa. Construction of the plant is complete. The plant is located on an approximately 36 acre site located in Farley, Iowa. The site is approximately eighty miles from Interstate 80 and twenty miles from the Mississippi River. The site is located on Highway 20 and is on the Canadian National Railroad. We paid $589,500 for the site. The plant’s address is 904 Jamesmeier Road, Farley, Iowa. The plant consists of the following buildings:

•	Principal office building

•	Processing building

•	Pretreatment building

•	Storage tank farm
     The site also has improvements such as rail tracks and a rail spur, landscaping, drainage systems and paved access roads.
     All of our tangible and intangible property, real and personal, serves as the collateral for the debt financing with Bankfirst. Money borrowed under the Iowa Department of Economic Development loan is also secured by substantially all of the company’s assets, but is subordinate to Bankfirst’s lien.
ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     No person or entity, including our officers and directors currently beneficially owns more than 5% of our membership units. The following table sets forth the units beneficially owned by our directors.

		Position with
	Name and Address of	Western Dubuque	Amount and Nature of		Percent of
Title of Class	Beneficial Owner(1)	Biodiesel	Beneficial Owner(2)		Class(3)
Membership Units	William G. Schueller	Director & Chairman	350	units(4)	1.28%
Membership Units	Bruce Klostermann	Director & CEO	300	units(5)	1.10%

Membership Units	George Davis	Director & Treasurer	300	units(6)	1.10%
Membership Units	Joyce Jarding	Director & Secretary	150	units	0.55%
Membership Units	Craig Breitbach	Director	501	units(7)	1.84%
Membership Units	Warren L. Bush	Director	340	units(8)	1.25%
Membership Units	Jack Friedman	Director	180	units	0.66%
Membership Units	William J. Horan	Director	340	units(9)	1.25%
Membership Units	Ed Recker	Director	254	units(10)	0.93%
Membership Units	Denny Mauser	Director	340	units(11)	1.25%
MembershipUnits	Mark Muench	Director	340	units	1.25%
Membership Units	David P. O’Brien	Director	150	units(12)	0.55%
Membership Units	Tom Schroeder	Director	340	units(13)	1.25%

	Totals:		3,885	units	14.26%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as Western Dubuque Biodiesel

(2)	Beneficial ownership is determined in accordance with SEC rules and generally includes holding voting and investment power with respect to the securities.

(3)	Based on 6,200 units sold in seed capital offering, 500 units paid pursuant to an agreement with The Biodiesel Group for consulting, 19,279 in offering registered with State of Iowa and 1,300 units to directors exercising options.

(4)	Includes 100 units held by Southlake Development Inc. and 100 units held by Schueller Construction Co., Inc. Mr. Schueller is a principal of both of these businesses.

(5)	Units held by Agri-Vest, Inc. Mr. Klostermann is a principal of this business.

(6)	Includes 100 units held by Biodiesel Investment Group, LLC of which Mr. Davis is a principal.

(7)	Includes 51 units held by Capital Steel Investments, LLC and 100 units held by Design Build Structures, LLC and 50 units held by Cedar Valley Properties, LLC. Mr. Breitbach is a principal of these businesses.

(8)	Includes 100 units jointly owned with his wife, Linda L. Bush.

(9)	Includes 100 units owned by Horan Bros. Mr. Horan is a principal in that business.

(10)	Includes 154 units owned jointly with his wife, and 100 units owned by Profits Unlimited, an entity of which Mr. Recker is a 1/6th owner.

(11)	Includes 100 units held in joint tenancy with spouse.

(12)	Includes 50 units held in joint tenancy with spouse.

(13)	Includes 100 units held by TCS Family, LLC. Mr. Schroeder in a principal of that business.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
     The business and affairs of Western Dubuque Biodiesel, LLC are managed by and under the direction of a 13 person board of directors. The table below lists the directors and officers of Western Dubuque Biodiesel and their addresses.

Position with Western Dubuque
Name	Biodiesel	Address
William G. Schueller	Chairman and Director	506 Tahoe Court Farley, IA 52046
Bruce Klostermann	CEO and Director	14194 Deerfield Court Dubuque, IA 52003
George Davis	Treasurer and Director	120 S. Grandview Dr. Dubuque, IA 52003
Joyce Jarding	Secretary and Director	503 2nd Ave. SE Farley, IA 52046
Craig Breitbach	Director	207 Michigan Ave. Farley, IA 52046
Warren L. Bush	Director	306 West 4th Street Wall Lake, IA 51466
Jack Friedman	Director	204 15th Ave. SW Dyersville, IA 52040
William J. Horan	Director	3220 240th St. Rockwell City, IA 50579
Ed Recker	Director	903 3rd Avenue SE Cascade, IA 52033
Denny Mauser	Director	1940 190th St. Early, IA 50535
Mark Muench	Director	611 E. Ave. Ogden, IA 50212
David P. O’Brien	Director	301 Oak Forest Drive Epworth, IA 52045
Tom Schroeder	Director	503 7th Wall Lake, IA 51466
Business Experience of Directors and Officers
     The following is a brief description of the business experience and background of Western Dubuque Biodiesel’s officers and directors:
     William G. Schueller, Director and Chairman, Age 56. Mr. Schueller has owned and operated Schueller Construction Company for over 31 years. He is also a partner in Southlake Development, selling residential lots and homes in Farley. Mr. Schueller currently serves on the advisory board of American Trust & Savings Bank in Dyersville and Farley and is a member of the Farley Economic Development Group. Mr. Schueller has served as a director and chairman since November 15, 2005.

     Bruce Klostermann, Director and Chief Executive Officer, Age 44. For the last eleven years, Mr. Klostermann has co-owned and managed Klostermann Bros., Inc. He is also the co-owner and vice-president of Agri-Vest, Inc. Prior to this he played in the NFL for five years, with the Denver Broncos, and the LA Rams. He also serves on the board of directors of American Trust Bank. Mr. Klostermann has served as a director and vice-chairman since November 15, 2005. In August 2007, Mr. Klostermann was appointed CEO of Western Dubuque Biodiesel.
     Joyce Jarding, Director and Secretary, Age 63. Ms. Jarding currently serves on the Farley city council, and is president of Farley Industrial Development Corporation. She has been employed by Farley Fertilizer, Inc. as a secretary and bookkeeper since 1996. Ms. Jarding has served as a director and secretary since November 15, 2005.
     George Davis, Director and Treasurer, Age 44. Mr. Davis is an attorney in private practice at the Locher & Locher law firm in Farley Iowa. He lives in Dubuque, Iowa and graduated from the University of Nebraska College of Law in 1993. Prior to joining the Locher & Locher law firm he was a CPA with McGladrey and Pullen in Dubuque Iowa from 1993 to 1998 and an attorney with the O’Connor & Thomas law firm in Dubuque from 1998 to 2000. Mr. Davis has been a director and treasurer since November 15, 2005.
     Mark Muench, Director, Age 33. Mr. Muench operates a family farm near Ogden, Iowa. Mr. Muench has operated the farm for the last fourteen years. The farm is a corn, soybean, and cattle operation. He also serves on the board of directors for Iowa Renewable Energy, LLC, a biodiesel plant located in Washington, Iowa. Mr. Muench is a member and principal of The Biodiesel Group, one of our project consultants. Mr. Muench has served as a director since November 15, 2005.
     Warren L. Bush, Director, Age 59. Mr. Bush is a licensed attorney in both Iowa and Arizona. For the past twenty-one years, Mr. Bush has served as a Judicial Magistrate for the State of Iowa. He is also a self-employed attorney and practices out of offices in Wall Lake and Dunlap. Mr. Bush currently serves as a member of the board of directors for Western Iowa Energy, LLC, a biodiesel plant located in Wall Lake, Iowa, Central Iowa Energy, LLC, a biodiesel plant located near Newton, Iowa and Iowa Renewable Energy, LLC, a biodiesel plant located in Washington, Iowa. He is a principal in Bush Boys’ Enterprises, LLC, Bush Boys, Inc. and Front Row Racing Stable, Ltd. He is also a principal of The Biodiesel Group, one of our project consultants. Tom Schroeder is Mr. Bush’s brother-in-law. Mr. Bush has served as a director since November 15, 2005.
     Craig Breitbach, Director, Age 41. Mr. Breitbach is from Farley, Iowa and is the founder and CEO of Cedar Valley Steel, Inc. Cedar Valley Steel was founded in 1993, and Mr. Breitbach has been CEO since its inception. Cedar Valley Steel and its related companies are steel erection and crane services companies with approximately 300 employees. Craig graduated from Western Dubuque Schools and served four years in the United States Marine Corp. Craig sits on the Iowa Ironworkers Apprenticeship Board and is also a Director for the Farley Development Corporation. He is a member of the Farley Young Men’s Association and the Alliance for Construction Excellence (ACE) group. Mr. Breitbach has served as a director since November 15, 2005.
     Jack Friedman, Director, Age 50. Mr. Friedman is the CEO of Innovative Ag Services where he has been employed for the past 30 years. Innovative Ag Services is an Eastern Iowa grain and farm supply cooperative with $100 million in annual sales. He graduated from Muscatine Community College with an AAS degree in Farm Supply Marketing and currently serves on the board of FC Stone (a stock owned risk management company). He is a resident of Dyersville, Iowa. Mr. Friedman has been a director since November 15, 2005.
     William J. Horan, Director, Age 59. Mr. Horan has been a farmer for 33 years. He is a partner in Horan Brothers Agricultural Enterprises in Rockwell City, Iowa. Mr. Horan is past president of the Iowa Corn Growers Association and sits on the board of directors of Natural Resource Solutions, LLC, Truth about Trade, ISU Research Park Board of Directors and the USDA DOE Technical Advisory Committee. He currently serves as a member of the board of directors for Western Iowa Energy, LLC, a biodiesel plant located in Wall Lake, Iowa, Central Iowa Energy, LLC, a biodiesel plant located near Newton, Iowa and Iowa Renewable Energy, LLC, a biodiesel plant located in Washington, Iowa. He is also a principal of The Biodiesel Group, one of our project consultants. Mr. Horan has served as a director since November 15, 2005.
     Ed Recker, Director, Age 57. Mr. Recker operated a crop and pork production operation for 30 years near Cascade, Iowa. Mr. Recker served as Project Manager during construction of the Western Dubuque Biodiesel facility and is currently employed by Tri-State Crane in Cedar Rapids, Iowa. He graduated from Hawkeye Community College with an AAS degree in Mechanical Engineering Technology. He has served on the Camp Courageous of Iowa Board of Directors for 15 years. Mr. Recker was appointed to the Western Dubuque Biodiesel Board of Directors on August 27, 2007.
     Denny Mauser, Director, Age 59. Mr. Mauser has farmed for more than 35 years in Buena Vista County and Sac County, Iowa. His 900-acre operation includes corn, soybeans and popcorn; he also manages a cow-calf herd. He formerly served as President of the Iowa Farm Bureau Young Members and on the Schaller Community School Board. He currently serves as President of Sac County Rural Electric Cooperative and is a member of the board of directors for Western Iowa Energy, LLC, a biodiesel plant located in Wall Lake, Iowa, Central Iowa Energy, LLC, a biodiesel plant located near Newton, Iowa and Iowa Renewable Energy, LLC, a biodiesel plant located in Washington, Iowa. He is also a principal of The Biodiesel Group, one of our project consultants. Mr. Mauser has served as a director since November 15, 2005.
     Tom Schroeder, Director, Age 52. For more than 31 years, Mr. Schroeder has served as President of JCT, Inc, a refrigerated trucking company that specializes in the transportation of meat from Midwest packers for export. In addition, he is currently employed by REG as director of fleet services. He currently serves as a member of the board of directors for Western Iowa Energy, LLC, a biodiesel plant located in Wall Lake, Iowa, Central Iowa Energy, LLC, a biodiesel plant located near Newton, Iowa and Iowa Renewable Energy, LLC, a biodiesel plant located in Washington, Iowa. He is also a principal of The Biodiesel Group, one of our project consultants. Warren Bush is Mr. Schroeder’s brother-in-law. Mr. Schroeder has served as a director since November 15, 2005.
     David P. O’Brien, Director, Age 38. Mr. O’Brien has been employed as a mechanical reliability engineer at Lyondell Chemicals in Clinton, Iowa since 1998. He graduated from Iowa State University in 1992 with a BS in Mechanical Engineering. His career has focused on machinery reliability in the chemical processing industry. Mr. O’Brien currently sits on the St. Patrick, Epworth, parish council and has served on the Gateway United Way Board and other community and charitable organizations. Mr. O’Brien has served as a director since November 15, 2005
ITEM 6. EXECUTIVE AND DIRECTOR COMPENSATION
Executive Officer Compensation
Compensation Discussion and Analysis
     The primary objectives of our executive officer compensation program are to attract, retain and motivate individuals with top management talent who make important contributions to the achievement of our business objectives and to reward executives for their contributions to our success. We also seek to align management and member interests by encouraging member value creation. At the same time, our compensation programs are intended to be consistent with our goal of controlling costs.
     We have not yet formed a compensation committee. We expect the compensation committee will oversee the administration of our benefit plans, review and administer all compensation arrangements for executive officers and establish and review general policies relating to the compensation and benefits of our employees, including our executive officers. Until the compensation committee has been established, the board of directors will perform all such applicable functions.

Elements of Executive Officer Compensation
     Our principal executive officer, Bruce Klostermann, receives $500 per month for his services as our principal executive officer. In addition to his services as principal executive officer, Mr. Klostermann is a member of our board of directors. Mr. Klostermann has received equity based compensation in the form of a unit option as a result of his services as a director to Western Dubuque Biodiesel. The unit option that Mr. Klostermann received from us is the same award that each member of our board of directors received. In addition, pursuant to a director compensation plan, Mr. Klostermann receives $500 per month for attending regular board of director meetings. In addition, Mr. Klostermann is eligible for a payment of $250 per director meeting Mr. Klostermann attends should the company provide at least a 15% return on investment in any fiscal year. Mr. Klostermann is eligible for an additional $250 per monthly meeting he attends if the company meets all of its loan commitments. The amount received by Mr. Klostermann is summarized in the Summary Compensation Table below.
     Our treasurer is our principal financial officer. George Davis does not receive any compensation from the company for his services as the principal financial officer. However, in addition to his services as principal financial officer, Mr. Davis is a member of our board of directors. Mr. Davis has received equity based compensation in the form of a unit option as a result of his services as a director for Western Dubuque Biodiesel. The unit option that Mr. Davis received from us is the same award that each member of our board of directors received, with the exception of Ed Recker who was not a director at the time the option was awarded. In addition, pursuant to a director compensation plan, Mr. Davis receives $500 per month for attending regular board of director meetings. In addition, Mr. Davis is eligible for a payment of $250 per director meeting Mr. Davis attends should the company provide at least a 15% return on investment in any fiscal year. Mr. Davis is eligible for an additional $250 per monthly meeting he attends if the company meets all of its loan commitments. The amount received by Mr. Davis is summarized in the Summary Compensation Table below.
Chief Executive Officer’s Role in Setting Compensation
     Mr. Klostermann and Mr. Davis serve as members of our board of directors. We anticipate that until we form a compensation committee, our board will approve the elements and amount of compensation awarded to our officers. Accordingly, our chief executive officer and chief financial officer participate as directors in the approval process. Our chief executive officer and chief financial officer may provide opinions as to our officer’s individual performance and achievements and the company’s overall success that are considered in the final determination of our officer’s type and amount of compensation.
Employment Agreements
     We have no employment agreements with any executive officer or director. In the future, we may enter into employment agreements with our executive officers or other employees that we may hire.
Tax Effects of Compensation
     The Internal Revenue Code of 1986 (the “Code”) contains a provision that limits the tax deductibility of certain compensation paid to executive officers. This provision disallows the deductibility of certain compensation in excess of $1 million per year, unless it is considered performance-based compensation under the Code. None of our executive officers receives compensation in excess of $1,000,000 and therefore we expect all compensation paid to our executive officers to be tax deductible by the Company. We do not anticipate that any of our compensation arrangements will reach this limit in the foreseeable future.
Summary Compensation Table
     The table set forth below reflects the compensation awarded to our principal executive officer Bruce Klostermann and our principal financial officer George Davis, for their services to Western Dubuque for the fiscal year ended December 31, 2006.

			Option	All Other
		Salary	Awards	Compensation	Total
Name	Year	($)	($)	($)	($)
Bruce Klostermann,
Principal Executive Officer(1)	2006	—	50,644	—	50,644
George Davis
Principal Financial Officer(2)	2006	—	50,644	—	50,644

(1)	Mr. Klostermann receives $500 per month for his services as our Chief Executive Officer pursuant to our director compensation plan effective in July 2007. Mr. Klostermann also receives compensation as a director pursuant to a director compensation plan. Mr. Klostermann receives $500 per month if he attends regular board meetings. To date, Mr. Klostermann has been paid $2,000 for his services as a director and officer since the end of the company’s previous fiscal year.

(2)	Mr. Davis also receives compensation as a director pursuant to a director compensation plan. Mr. Davis receives $500 per month if he attends regular board meetings. To date, Mr. Davis has been paid $1,000 for his services as a director and officer since the end of the company’s previous fiscal year.

Outstanding Equity Awards at Fiscal Year-End
     Mr. Klostermann and Mr. Davis are parties to a membership unit option agreement whereby our board of directors received the option to purchase 100 membership units each at an exercise price of $500 per membership unit. The deadline for exercising the option was set as 30 days following financial closing with our lender Bankfirst. The unit option deadline was extended by the board of directors on November 28, 2006. The new option exercise deadline was set for the date when we made our first loan draw. The board exercised these options on January 15, 2007. The details of the option agreement with Mr. Klostermann and Mr. Davis are laid out in the following table.

		Number of	Option Exercise	Option Expiration
Name	Year	Unexercised Options	Price Per Unit	Date (1)
Bruce Klostermann
Principal Executive Officer	2006	100	$500	First loan draw
George Davis
Principal Financial Officer	2006	100	$500	First loan draw

(1)	The expiration date of the option was set for the date when we made our first loan draw.
Director Compensation
     On August 27, 2007, the Board of Directors adopted a compensation plan for directors and officers effective beginning August 2007. Each director receives $500 per month, provided such director attends the regular monthly board meeting in person or via teleconference. Members of the Company’s Audit Committee receive an additional $250 per month, and the Chairman and the President/CEO each receive an additional $500 per month. The foregoing amounts are all payable at the monthly board meeting following the month for which such compensation was earned. Additionally, each director is paid $200 per day, plus normal documented expenses, for attending other meetings (if any) on behalf of the Company.
     In addition, at the end of each fiscal year, each director who has attended nine or more of the monthly board meetings for the past year will be paid an additional $250 per monthly meeting attended, provided there is at least a 15% return on investment for the fiscal year. Similarly, such directors will receive an additional $250 per monthly meeting attended if all loan commitments were met for the fiscal year.
     Each member of our board of directors with the exception of Ed Recker, entered into a unit option agreement with us whereby they were able to purchase 100 membership units from us at a price of $500 per unit. These options were not exercised by the end of our fiscal year-ended December 31, 2006. The unit option agreement was amended on November 28, 2006 by extending the option expiration date to the date of our first loan draw. All members of our board, with the exception of Ed Recker, exercised their options on January 15, 2007 and we received equity in the amount of $650,000 a result of the sale of these membership units. These options were not transaction-based compensation, as the compensation did not vary based on the size or success of our seed capital and state registered securities offerings. These options were not issued to our directors as compensation for their selling efforts in connection with our seed capital offering or our state registered offering. Mr. Recker was not awarded this unit option because he was not a member of our board of directors at the time the option was awarded.
     Additionally, five members of our board of directors, Warren Bush, William Horan, Denny Mauser, Mark Muench and Tom Schroeder are principals of the Biodiesel Group which has provided us consulting services. The Biodiesel Group was awarded both equity and cash compensation for its services to us that were allocated to each member of the Biodiesel Group. The Biodiesel Group received cash compensation in the amount of $120,000 and 500 membership units with a price of $500 per unit at the time they were issued. These amounts were paid during the fiscal year-ended December 31, 2006.
     The amount of compensation received by each of our directors is set forth in the following table.
DIRECTOR COMPENSATION TABLE

			All other
		Option Awards	compensation		Total
Name	Year	($)(1)	($)		($)
William G. Schueller	2006	50,644	—		50,644
Bruce Klostermann	2006	50,644	—		50,644
George Davis	2006	50,644	—		50,644
Joyce Jarding	2006	50,644	—		50,644
Craig Breitbach	2006	50,644	—		50,644
Warren L. Bush	2006	50,644	74,000	(2)	124,644
Jack Friedman	2006	50,644	—		50,644
William J. Horan	2006	50,644	74,000	(2)	124,644
Ed Recker	2006	0	78,000	(3)	78,000
Denny Mauser	2006	50,644	74,000	(2)	124,644
Mark Muench	2006	50,644	74,000	(2)	124,644
David P. O’Brien	2006	50,644	—		50,644
Tom Schroeder	2006	50,644	74,000	(2)	124,644

(1)	Each director of Western Dubuque Biodiesel except Mr. Recker was awarded an option to purchase 100 membership units at a price of $500 per membership unit. Based on FAS 123(R), this lead to stock based compensation for each director with the exception of Ed Recker, in the amount of $50,644 based on the difference between the unit exercise price and the fair market value of the units on the date they were granted. The expiration date of these options was extended on November 28, 2006. All of the directors except Ed Recker exercised their options on January 15, 2007.

(2)	Members of the Biodiesel Group received compensation from us both in the form of 100 membership units valued at $500 per membership unit and $24,000 in cash compensation. Each member of the Biodiesel Group was allocated combined compensation from us in the amount of $74,000.

(3)	Mr. Recker was employed by the company as a consultant prior to being appointed to our board of directors. The $78,000 in compensation received by Mr. Recker was pursuant to a written independent contract agreement between Western Dubuque Biodiesel and Mr. Recker. Mr. Recker was appointed to our board of directors in August 2007, replacing Alan Manternach.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Since our inception, we have engaged in transactions with the following related parties:
Transactions with The Biodiesel Group
     We entered into a consulting agreement with The Biodiesel Group, as a project development and equity consultant. The Biodiesel Group is owned and operated by five of our directors, Warren L. Bush, William J. Horan, Denny Mauser, Tom Schroeder and Mark Muench. Upon execution of the agreement and in anticipation of the receipt of consulting services we transferred 100 unrestricted units to each of the five members of The Biodiesel Group. In exchange, The Biodiesel Group provided assistance with negotiation of various contracts, assistance in the planning of our equity marketing effort, and assistance in securing debt financing services up until the date of the closing of a loan transaction to finance construction of the project. In addition, we agreed to pay to The Biodiesel Group a total consulting fee of $120,000 payable at a rate of $20,000 per month during the first six months of the contract term. The contract term continued until 30 days after the plant was operational.
Transaction with our Board of Directors
     In addition, our board approved a membership unit option agreement with our directors. Under the agreement, each of the directors, with the exception of Ed Recker, had the option to purchase 100 units for a purchase price of $500 per unit upon execution of definitive loan documents. Each of our directors except Ed Recker has exercised this option. Ed Recker was not a director at the time the option was awarded and therefore, Mr. Recker did not receive an option to purchase any of the company’s units.
     On August 27, 2007, the Board of Directors adopted a compensation plan for directors and officers effective beginning August 2007. To date pursuant to this plan, William Schueller and Bruce Klostermann have been paid $2,000 for their duties as both board members and chairman and CEO respectively. George Davis, Warren Bush, Jack Friedman, William Horan, Denny Mauser, and David O’Brien all have received $1,000 to date for their duties as directors pursuant to the director compensation plan. Ed Recker and Mark Muench have received $500 to date for their services as directors pursuant to the director compensation plan. Additionally, Craig Breitbach and Joyce Jarding received $1,500 each for their duties as members of the audit committee and as directors. Tom Schroeder has not received any compensation to date as a result of the director compensation plan because he was absent from the August and September Board of Directors meetings.
Transaction with Renewable Energy Group, Inc.
     In December of 2006, we agreed that Western Dubuque Biodiesel will issue 2,500 of its membership units to REG as payment for the last $2,500,000 of design-build services rendered by REG to us under the design-build agreement we entered into on June 30, 2006. In August of 2006, we also entered into a management and operational services agreement with REG to provide start-up and operational management services, marketing services, and various employment and administrative services. We pay REG a monthly fee for these management and marketing services. Additionally, the contract provides for an annual bonus based on Western Dubuque’s profits not to exceed $1,000,000. The yearly bonus is computed as follows: 2% of net income between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of $3 million. Therefore, in addition to serving as our design-builder, manager, and marketer, REG will become a member of Western Dubuque Biodiesel when the units are issued to REG which we anticipate will occur in November 2007.
     Our general manager, Tom Brooks, and our operations manager, Mike Chandler, are employed by REG and provide services to us based on our management and operational services agreement with REG. Tom Brooks and Mike Chandler were not involved with us as our general manager and operations manager at the time we entered into our design-build agreement or management and operational services agreement with REG. In addition, our board members who are members of the Biodiesel Group, Warren Bush, William Horan, Denny Mauser, Mark Muench and Tom Schroeder, are involved with other biodiesel refineries that have contracted with REG to provide construction and management services to those companies. We believe that the terms of our design-build agreement and our management and operational services agreement with REG may or may not be as favorable to us as those generally available from unaffiliated third parties. A majority of our disinterested directors approved these agreements with REG, including at least two directors who had no interest in the transaction and had access to our legal counsel. We believe that all future transactions with REG will be no less favorable to us than those generally available from unaffiliated third parties. Any such future transactions will be approved by a majority of our independent directors.
Transaction with Ed Recker
     Prior to joining the Company’s board of directors, Mr. Recker served as the Company’s project manager under an independent contractor agreement entered into on January 15, 2006. Under the agreement, Mr. Recker received $1,000 per week for his services. On July 7, 2006 the contract was modified to increase Mr. Recker’s compensation to $2,000 per week. Mr. Recker’s last day as the Company’s project manager was June 26, 2007 when his services were completed. Under the agreement, he received total compensation of $126,800.
Transaction with Schueller Construction Co.
     In September of 2006, we agreed to pay Schueller Construction Co. $320,000 to build our administrative building. Our Director, William Schueller, is a principal of Schueller Construction Co. It is management’s belief that the terms of this agreement with Schueller Construction Co. are no less favorable to the company as those which could have been obtained from an unaffiliated third party. The administrative building is complete. We paid Schueller Construction Co. $323,127 for the construction of the administrative building.
Toll Manufacturing Agreement
     On July 9, 2007, we entered into a toll manufacturing agreement with REG who designed and built our plant and provides plant management services to us.  According to the agreement, we produced biodiesel using canola oil provided by REG.  We delivered biodiesel to REG under the agreement between August 2007 and October 2007. Under the agreement, REG paid for the canola oil feedstock and we paid all other production costs. Pursuant to the contract, we received a flat fee per gallon of biodiesel produced from REG. This toll manufacturing agreement expired at the end of October 2007.
ITEM 8. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     We currently have 27,279 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and operating agreement attached as exhibits to this registration statement.
     Each unit holder is a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.
Voting Rights
     Each unit holder is entitled to one vote per unit owned. Investors may vote their units in person or by proxy on all matters coming before a unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.

          Our operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:
•	Cause or permit Western Dubuque Biodiesel to engage in any activity that is inconsistent with our purposes;

•	Knowingly act in contravention of the operating agreement or act in a manner that would make it impossible for us to carry on our ordinary business, except as otherwise provided in the operating agreement;

•	Possess our property or assign rights in specific company property other than for Western Dubuque Biodiesel’s purpose; or

•	Cause us to voluntarily take any action that would cause our bankruptcy.
          In addition to the above actions, the board must receive consent of a majority of the membership voting interests to do the following:
•	Merge, consolidate, exchange or otherwise dispose of at one time, all or substantially all of our property, except for a liquidating sale of the property in connection with our dissolution;

•	Confess a judgment against us in an amount in excess of $500,000;

•	Issue Units, other than the 500 units issued to members of the Biodiesel Group, at a purchase price of less than $500 per unit;

•	Issue more than an aggregate of 35,000 Units; and

•	Cause us to acquire any equity or debt securities of any director or any of its affiliates, or otherwise make loans to any director or any of its affiliates.
          Our operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Voluntary dissolution of our company may be affected only upon the prior approval of a 75% majority of the membership voting interests.
Transfer Restrictions
          An investor’s ability to transfer our units is restricted by federal and state securities laws. The units may not be transferred absent registration pursuant to, or an exemption from, federal and state securities laws. In addition, our operating agreement restricts the transfer of units. Investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our operating agreement and:
•	Has been approved by our directors in accordance with the terms of the operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.
          To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     We have only one class of membership units. Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). See the section RECENT SALES OF UNREGISTERED SECURITIES.
     We have not made any distributions to our unit-holders. Revenues generated from plant operations will be distributed to the unit holders by the directors, in their discretion, in proportion to units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by the company in any loan agreements with the company’s lenders from time to time in effect. The directors of the company will endeavor to provide for cash distributions at such times and in such amounts as will permit the unit holders to make timely payment of income taxes.
     There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant. We have an agreement with REG to issue 2,500 units as the final payment for the construction of our biodiesel plant that we anticipate will be made in November 2007. The Company has 27,279 membership units issued and outstanding and a total of approximately 579 unit holders. In addition, it is likely that the 6,200 units purchased in the initial private seed capital offering, the 500 units issued pursuant to the agreement with The Biodiesel Group and the 1,300 units issued pursuant to the director’s unit option agreement will be subject to Rule 144 under the Securities Act. Our units may not be transferred absent registration pursuant to, or an exemption from, federal and state securities laws. In addition, our operating agreement restricts the transfer of units. To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. Our operating agreement also bars members from having a direct or indirect interest in more than 49% of the issued and outstanding units at any time. Finally, the company has not offered any compensation plans under which equity securities are authorized for issuance.
ITEM 2. LEGAL PROCEEDINGS
     The company is not currently subject to any material legal proceedings or claims.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     Christianson & Associates, PLLP, Certified Public Accountants (“Christianson”), was the company’s independent auditor since the company’s inception until February 8, 2007. Christianson’s reports on the company’s financial statements have not contained an adverse opinion, disclaimer of opinion or modification. The decision to change auditors and dismiss Christianson was approved by the company’s board of directors. There were no disagreements with Christianson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the former accountant’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. A copy of this disclosure has been provided to Christianson and we have not received a response disagreeing with the terms of this disclosure. Eide Bailly LLP, Certified Public Accountants, has been the company’s independent registered public accounting firm since February 8, 2007.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
     In autumn of 2005, we sold 6,200 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $3,100,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In addition to the units issued in our seed capital offering, we issued 100 membership units to each consultant with The Biodiesel Group, LLC for their consulting services. These consultants were 5 of our current directors: Warren Bush, William Horan, Denny Mauser, Tom Schroeder and Mark Muench. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act. The value of these units were determined to be $500 per unit, which was the offering price of our units in the seed capital offering.
     In June 2006, we conducted a registered offering in the State of Iowa, but were exempt from federal registration of the securities under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 16,250 units and a maximum of 23,750 units at an offering price of $1,000 per unit. The offering commenced on May 19, 2006 in the State of Iowa and closed on June 6, 2006. We sold 19,279 units at a price of $1,000 per unit. From our unit sales we received total aggregate proceeds of approximately $19,279,000.
     In spring of 2006, we issued an option to purchase additional units to our directors. We offered the directors, with the exception of Ed Recker who was not a director at the time, the option to purchase 100 units at a price of $500 per unit. As a result of this offer, we sold 1,300 additional units. We claimed exemption from federal registration with respect to our unit offer under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act. All of the directors, with the exception of Ed Recker, exercised the option to purchase 100 units at a price of $500 per unit on January 15, 2007. We received $650,000 as a result of the exercise of these options. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     We were able to rely on Section 3(a)(11) for the seed capital offering, Iowa registered offering, director option agreement, and consulting unit agreement because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about us and gave them opportunities to ask questions regarding the terms and conditions of the offering. Our directors and officers sold the units on a best efforts basis and received no compensation for services related to the offer and sale.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Under Iowa law, no director or officer will be liable for any of the company’s debts, obligations or liabilities merely because he or she is a director or officer. In addition, our operating agreement contains an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the company. The company must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceeding.

FINANCIAL STATEMENTS

To the Board of Directors and Members
Western Dubuque Biodiesel, LLC
Farley, Iowa
We have audited the accompanying balance sheets of Western Dubuque Biodiesel, LLC (a development stage company) as of December 31, 2006 and 2005, and the related statements of operations, members’ equity and cash flows for the year ended December 31, 2006 and for the period from November 14, 2005 (inception) through December 31, 2005 and 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Dubuque Biodiesel, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, and for the periods from November 14, 2005 through December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Eide Bailly LLP
Minneapolis, Minnesota
April 30, 2007

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$79,316	$112,466
Prepaid consulting fees	—	250,000
Prepaid legal costs	—	25,000

Total current assets	79,316	387,466

PROPERTY, PLANT AND EQUIPMENT
Land	620,273	—
Office equipment	4,028	—
Construction in progress	27,670,590	—

Total, at cost	28,294,891	—
Less accumulated depreciation	519	—

Total property, plant and equipment	28,294,372	—

OTHER ASSETS
Land option	—	2,500
Loan origination fees	563,025	—

Total other assets	563,025	2,500

TOTAL ASSETS	$28,936,713	$389,966

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable:
Trade	$28,969	$—
Construction — related party	6,331,662	—
Current portion of long-term debt	60,000	—

Total current liabilities	6,420,631	—

LONG-TERM LIABILITIES
Long-term debt, less current portion above	335,000	—

Total liabilities	6,755,631	—

MEMBERS’ EQUITY
Capital	25,580,096	400,000
Less subscriptions receivable	(2,500,000)	—
Deficit accumulated during the development stage	(899,014)	(10,034)

Total members’ equity	22,181,082	389,966

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$28,936,713	$389,966

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

		From	From
		November 14, 2005	November 14, 2005
	Year Ended	(Date of Inception)	(Date of Inception)
	December 31, 2006	to December 31, 2005	to December 31, 2006
REVENUES	$—	$—	$—

OPERATING EXPENSES
Consulting and professional fees	573,447	10,000	583,447
Office and administrative expenses	38,212	34	38,246
Equity based compensation	658,372	—	658,372

Total operating expenses	1,270,031	10,034	1,280,065

OTHER INCOME (EXPENSE)
Interest income	356,051	—	356,051
Other income	25,000	—	25,000

Total other income	381,051	—	381,051

NET LOSS	$(888,980)	$(10,034)	$(899,014)

BASIC AND DILUTED LOSS PER UNIT	$(57.68)	$(54.24)

WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED	15,413	185

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

				Deficit Accumulated
		Subscriptions		During the
	Units	Receivable	Capital	Development Stage	Total
BALANCE, NOVEMBER 14, 2005 (Date of Inception)	—	$—	$—	$—	$—

Initial units issued (seed capital), 300 membership units at $500 per unit	300	—	150,000	—	150,000

Units issued in exchange for services - 500 membership units at $500 per unit	500	—	250,000	—	250,000

Net loss for the period ended December 31, 2005	—	—	—	(10,034)	(10,034)

BALANCE, DECEMBER 31, 2005	800	—	400,000	(10,034)	389,966

Initial units issued (seed capital), 5,900 membership units at $500 per unit	5,900	—	2,950,000	—	2,950,000

Capital contributions from public offering, 19,279 units at $1,000 per unit	19,279	—	19,279,000	—	19,279,000

Cost of raising capital	—	—	(207,276)	—	(207,276)

Equity based compensation	—	—	658,372	—	658,372

Units subscribed - 2,500 units at $1,000 per units, December, 2006	2,500	—	2,500,000	—	2,500,000

Less units subscribed receivable, December, 2006	(2,500)	(2,500,000)	—	—	(2,500,000)

Net loss for the year ended December 31, 2006	—	—	—	(888,980)	(888,980)

BALANCE, DECEMBER 31, 2006	25,979	$(2,500,000)	$25,580,096	$(899,014)	$22,181,082

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

		From	From
		November 14, 2005	November 14, 2005
	Year Ended	(Date of Inception)	(Date of Inception)
	December 31, 2006	to December 31, 2005	to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(888,980)	$(10,034)	$(899,014)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	519	—	519
Noncash consulting services	250,000	—	250,000
Equity based compensation	658,372	—	658,372
Effects of changes in operating assets and liabilities
Prepaid legal costs	25,000	(25,000)	—
Accounts payable	28,969	—	28,969

Net cash provided by (used in) operating activities	73,880	(35,034)	38,846

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of office equipment	(4,028)	—	(4,028)
Purchase of land and land options	(617,773)	(2,500)	(620,273)
Payments for construction in process	(21,338,928)	—	(21,338,928)

Net cash used in investing activities	(21,960,729)	(2,500)	(21,963,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan origination fees	(563,025)	—	(563,025)
Cost of raising capital	(207,276)	—	(207,276)
Proceeds from long-term debt	400,000	—	400,000
Payments on long-term debt	(5,000)	—	(5,000)
Capital contributions	22,229,000	150,000	22,379,000

Net cash provided by financing activities	21,853,699	150,000	22,003,699

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,150)	112,466	79,316

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	112,466	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$79,316	$112,466	$79,316

See accompanying notes to financial statements.

Western Dubuque Biodiesel, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006 and 2005
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Western Dubuque Biodiesel, LLC (an Iowa development stage limited liability company) located in Farley, Iowa was organized on November 14, 2005 to pool investors to build a 30 million annual production biodiesel plant for the production of fuel grade biodiesel. The Company’s fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below.   As of December 31, 2006 the Company is in the development stage with its efforts being principally devoted to organizational, construction and financing activities.
Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Basis of Accounting
The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  This method recognizes revenues as earned and expenses as incurred.
Revenue Recognition
Revenue from the production of biodiesel and related products will be recorded upon delivery to customers.  Interest income is recognized as earned.
Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Property and Equipment
Property and equipment are stated at cost.  Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred.  Office equipment and vehicles are depreciated on the straight-line basis over their estimated useful lives, which range from five to ten years.
Construction in progress consists of amounts incurred for the engineering, construction planning and construction costs of the biodiesel plant and other costs that meet capitalization criteria.  As of December 31, 2006 construction in progress consisted primarily of construction costs for the biodiesel plant.
The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable.  An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.
Loan Origination Fees
Loan origination fees are stated at cost and will be amortized on the straight-line method over the life of the loan agreements. Amortization will commence when the Company borrows on the loans.

Western Dubuque Biodiesel, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006 and 2005
Other Income
Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company.  Amounts are recorded as other income when there is no obligation to repay the organization.
Organization and Start-Up Costs
Organizational and start-up costs are expensed as incurred. Organizational costs consist of amounts related to the formation of the company. Start-up costs consist of amounts incurred during the development stage related to the operation and management of the Company, which do not qualify as capitalized costs.
Stock-Based Compensation
During 2006, the Company adopted SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards.
The Company adopted a Unit Option agreement in March 2006 under which options to acquire 1,300 membership units of the Company were granted to the directors at $500 per unit. The options are exercisable upon the closing of the equity offering and securing debt financing (financial closing) and will expire thirty days after the closing of the equity offering and securing debt financing. This agreement was amended in November 2006 and extended the term of the options to the time before funds are drawn on the loan secured from lenders to capitalize the project set forth in the offering. The Company accounted for stock option grants using the recognition and measurement principles of FAS 123(R). As a result, $658,372 of stock-based compensation was reflected in statement of operations for the year ended December 31, 2006, based on the fair market value of the underling units on the date of grant. The Company used the Black-Scholes-Merton option pricing model to calculate the fair value using the following assumptions: Dividend rate 0% risk free interest rate 5.25%, volatility rate of 1% and expected lives of three months. These options were exercised in January 2007 and additional capital of $650,000 was accepted in exchange for 1,300 units.
Income Taxes
The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes.  Under this type of organization, the Company’s earnings pass through to the partners and are taxed at the partner level.  Accordingly, no income tax provision has been calculated.  Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. The differences were not material for the year ended December 31, 2006.
Earnings Per Unit
Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. Units issued under the directors’ option plan have not been included in the calculation because their inclusion would have been antidilutive.

Western Dubuque Biodiesel, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006 and 2005
Potential future dilutive units include options issued to directors of the Company for total of 1,300 member units.
NOTE 2 LONG-TERM DEBT AND FINANCING
Long-term obligations of the Company are summarized as follows at December 31, 2006 and 2005, respectively.

	2006	2005
Note payable to the Iowa Department of Economic Development — see details below	$395,000	$—
Less current portion	60,000	—

Long-term portion	$335,000	$—

Future maturities of long-term debt are as follow:

2007	$60,000
2008	60,000
2009	64,573
2010	119,213
2011	91,214

Total	$395,000

The Company has available loan commitments from Marshall BankFirst. The commitment is the lesser of $35,500,000 or sixty one percent of total project costs. The loan term is seventy-four months which consists of the construction phase during the first fourteen months and the term phase which will commence following the first day of the fifteenth month of the loan term, for the remaining sixty months. Monthly interest payments are required during construction phase with monthly interest and principal required during the term phase to be based on a ten year principal amortization. The loan commitment also includes a provision for additional payments once the term phase begins, based on one-third of all monthly earnings before interest, taxes, depreciation and amortization (EBITDA) remaining after the regularly scheduled principal and interest payments have been paid in full. Interest during the construction phase will float at 75 basis points over the prime rate as published in the Wall Street Journal. During the term phase, the Company has the option of selecting an interest rate at 25 basis points over the prime rate as published in the Wall Street Journal or 300 basis points over the five-year LIBOR/Swap Curve rate. The agreement includes a two percent prepayment penalty during the construction phase. The agreement also includes provisions for reserve funds for interest, debt service, capital improvements and working capital. The notes are secured by essentially all of the Company’s assets. The Company had no borrowings under this agreement as of December 31, 2006 and 2005.
The Company has been awarded $400,000 from the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires sixty monthly installments of $5,000 beginning December 2006, with remaining unpaid principal due at maturity, November, 2011. The Company must satisfy the terms of the agreement, which include producing 30,000,000 gallons of biodiesel and wage and job totals, to receive a permanent waiver of the forgivable loan. The loan is secured by a security agreement including essentially all of the Company’s assets.

Western Dubuque Biodiesel, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006 and 2005
NOTE 3 — MEMBERS’ EQUITY
The Company was initially capitalized by the founding members who were allowed to purchase membership units in the Company for $500 per unit. From November 14, 2005 (date of inception) to December 31, 2005 the Company issued 300 membership units for a total of $150,000. From January 1, 2006 to February 2006 the company issued an additional 5,900 member units for a total of $2,950,000. These units were issued under a private placement memorandum in which the Company offered a maximum of 7,000 units at an offering price of $500 per unit for a total offering of $3,100,000. On February 7, 2006 the private placement memorandum for the seed capital offering was closed.
In March 2006, the Company entered into an agreement that gives each member of the board of directors the option to purchase 100 membership units for the purchase price of $500 per unit. The options are exercisable upon financial closing and will expire thirty days after financial closing. This agreement was amended in November 2006 and extended the term of the options to the time before funds are drawn on the loan secured from lenders to capitalize the project set forth in the offering. The options were exercised in January 2007 and resulted in the issuance of 1,300 member units for a total of $650,000.
In May 2006 the Company prepared an offering and a Registration Statement with the State of Iowa. The Registration Statement offered a minimum of 16,250 and up to 23,750 membership units for sale at $1,000 per unit for a minimum offering amount of $16,250,000 and a maximum offering amount of $23,750,000. Potential investors had to be a resident of the State of Iowa and purchase a minimum of 25 units. The public offering resulted in 19,279 units issued during June 2006 at $1,000 per unit totaling $19,279,000. On July 13, 2006 the public offering was closed.
In December 2006 the Company entered into a written agreement to issue 2,500 units with the Renewable Energy Group, Inc. (REG, Inc.) who is contracted to build the facility and provide the management and operational services for the Company (see Note 7). REG, Inc., is a related entity formed by the Company’s original general contractor (Renewable Energy Group, LLC). (See Note 8). The agreement provides for the issuance of 2,500 membership units to the contractor upon completion of construction. The $2,500,000 consideration for the units will be deducted from the final payments made by the Company relating to the construction agreement of the biodiesel facility. The 2,500 units are considered subscribed as of December 31, 2006. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.
The Company’s operating agreement provides that the net profits or losses of the Company will be allocated to the members in proportion to the membership units held. Members will not have any right to take part in the management or control of the Company. Each membership unit entitles the member to one vote on any matter which the member is entitled to vote. Transfers of membership units are prohibited except as provided for under the operating agreement and require approval of the board of directors.
NOTE 4 — CONCENTRATION OF CREDIT RISK
The Company maintains cash balances at a financial institution in its trade area.  The account is secured by the Federal Deposit Insurance Corporation up to $100,000.  At times, the Company’s bank balance may exceed $100,000.

Western Dubuque Biodiesel, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006 and 2005
NOTE 5 — CASH FLOW DISCLOSURES
The Company had the following noncash investing and financing transactions:

		From	From
		November 14, 2005	November 14, 2005
	Year Ended	(Date of inception) to	(Date of inception) to
	December 31, 2006	December 31, 2005	December 31, 2006
Units issued for services included in prepaid consulting	$—	$250,000	$250,000

Services provided for units previously issued, costs included in start-up expenses	$250,000	$—	$250,000

Construction in progress in accounts payable	$6,331,662	$—	$6,331,662

NOTE 6 — RELATED PARTY TRANSACTIONS
In November 2005, the Company entered into an agreement with an entity owned by five members of the Company for project development services. The fee for these services was $120,000, payable in monthly installments of $20,000 plus reimbursement of all reasonable expenses incurred. In addition, a total of 500 units, valued at $250,000 have been issued to the individual members of the related party. The engagement shall continue until 30 days after the plant is operational. The agreement may be terminated at any time by either party upon thirty days prior written notice. The Company paid project development fees totaling $120,000 and $-0- for the year ended December 31, 2006 and for the period from November 14, 2005 (date of inception) to December 31, 2005, respectively.
In December 2005, the Company approved the hiring of an entity owned by family members of one of the founding members of the Company. The entity was hired to prepare a feasibility study, prepare a business plan and perform lender negotiation services. The fee for these services was $110,000 plus reimbursement of any expenses. The Company paid fees of $67,853 and $10,000 for the year ended December 31, 2006 and for the period from November 14, 2005 (date of inception) to December 31, 2005, respectively.
The Company’s general contractor (Renewable Energy Group, LLC) entered into an agreement to construct the plant. On July 31, 2006 the general contractor formed a new related entity called Renewable Energy Group, Inc. (REG, Inc.). The new entity, REG, Inc. is contracted to provide the management and operational services for the Company. On August 9, 2006, REG, LLC assigned its construction agreement to the newly formed entity REG, Inc., which will be the general contractor. Total estimated contract costs to the general contractor are expected to be approximately $27,500,000 to $45,000,000. For the year ended December 31, 2006 and the period from November 14, 2005 (date of inception) to December 31, 2005 the Company incurred construction costs with the contractor of approximately $27,000,000 and $0, respectively. Construction payables to the contractor at December 31, 2006 and 2005 were $6,331,662 and $-0- respectively.
A member of the board of directors is also a member of the board of directors of the Company’s depository bank.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $58,600,000. Costs incurred through December 31, 2006 were

Western Dubuque Biodiesel, LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006 and 2005
approximately $29,000,000. The Company has obtained financing commitments in the amount $35,900,000 as discussed in Note 2.
The Company entered into an agreement with REG, Inc. to provide certain management and operational services. The agreement provides for REG, Inc. to place a general manager and operations manager, acquire substantially all feed stocks and basic chemicals necessary for production, and perform substantially all the sales and marketing functions for the Company. The agreement with REG, Inc. requires a per gallon fee, paid monthly, based on the number of gallons of biodiesel produced or sold. In addition, an annual bonus based on a percentage of the plant’s profitability with such bonus not to exceed $1,000,000 per year.
Payments shall be due the tenth of the month following the month for which such fees are computed or payable. The agreement shall remain in force for three years after the end of the first month in which product is produced for sale. The agreement shall continue until one party gives written notice of termination to the other of a proposed termination date at least twelve months in advance of a proposed termination date.
The Company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2006 and the period from November 14, 2005 (date of inception) to December 31, 2005 was $3,450 and $0, respectively.
NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company believes the carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The carrying amount of long-term obligations approximates fair value based on estimated interest rates for comparable debt.
NOTE 9 — SUBSEQUENT EVENTS
During January 2007 and April 2007, the Company borrowed upon its loan agreement with Marshall Bank First. The subsequent borrowings were $4,713,533.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
June 30, 2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,217,501
Margin deposits	728,680
Other receivables	14,057
Inventory	4,035
Prepaid expenses	18,187

Total current assets	1,982,460

PROPERTY, PLANT AND EQUIPMENT
Land	597,875
Office equipment	66,012
Office building	323,476
Construction in progress	39,491,596

Total, at cost	40,478,959
Less accumulated depreciation	7,743

Total property, plant and equipment	40,471,216

OTHER ASSETS
Loan origination fees, net of amortization	523,375

TOTAL ASSETS	$42,977,051

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Accounts payable:
Trade	$91,055
Construction — related party, including retainage of $1,893,916	2,596,566
Derivative instruments	552,849
Current portion of long-term debt	493,982
Accrued interest	121,834

Total current liabilities	3,856,286

LONG-TERM LIABILITIES
Long-term debt, less current portion above	16,595,164

Total liabilities	20,451,450

MEMBERS’ EQUITY
Member contributions, net of costs related to capital contributions, 27,279 units outstanding at June 30, 2007	26,230,096
Less subscriptions receivable	(2,500,000)
Deficit accumulated during the development stage	(1,204,495)

Total members’ equity	22,525,601

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$42,977,051

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

					From
					November 14, 2005
	Three Months	Six Months	Three Months	Six Months
	Ended	Ended	Ended	Ended	(Date of Inception)
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2006	to June 30, 2007

REVENUES	$—	$—	$—	$—	$—

OPERATING EXPENSES
Consulting and professional fees	84,699	138,950	170,729	446,189	722,397
Office and administrative expenses	231,803	245,267	6,353	17,593	283,513
Equity based compensation	—	—	211,000	232,000	658,372

Total operating expenses	316,502	384,217	388,082	695,782	1,664,282

OTHER INCOME (EXPENSE)
Interest income	1,031	1,905	3,401	10,953	357,956
Net gains on derivative instruments	75,831	75,831	—	—	75,831
Other income	1,000	1,000	25,000	25,000	26,000

Total other income	77,862	78,736	28,401	35,953	459,787

NET LOSS	$(238,640)	$(305,481)	$(359,681)	$(659,829)	$(1,204,495)

BASIC AND DILUTED LOSS PER UNIT	$(8.75)	$(11.24)	$(29.98)	$(97.46)

WEIGHTED AVERAGE UNITS OUTSTANDING, BASIC AND DILUTED	27,279	27,171	11,996	6,770

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

			Deficit Accumulated
		Subscriptions		During the
	Units	Receivable	Capital	Development Stage	Total
BALANCE, NOVEMBER 14, 2005 (Date of Inception)	—	$—	$—	$—	$—

Initial units issued (seed capital), 300 membership units at $500 per unit	300	—	150,000	—	150,000

Units issued in exchange for services - 500 membership units at $500 per unit	500	—	250,000	—	250,000

Net loss for the period ended December 31, 2005	—	—	—	(10,034)	(10,034)

BALANCE, DECEMBER 31, 2005	800	—	400,000	(10,034)	389,966

Initial units issued (seed capital), 5,900 membership units at $500 per unit	5,900	—	2,950,000	—	2,950,000

Capital contributions from public offering, 19,279 units at $1,000 per unit	19,279	—	19,279,000	—	19,279,000

Cost of raising capital	—	—	(207,276)	—	(207,276)

Equity based compensation	—	—	658,372	—	658,372

Units subscribed - 2,500 units at $1,000 per units, Decem	2,500	—	2,500,000	—	2,500,000

Less units subscribed receivable, December, 2006	(2,500)	(2,500,000)	—	—	(2,500,000)

Net loss for the year ended December 31, 2006	—	—	—	(888,980)	(888,980)

BALANCE, DECEMBER 31, 2006	25,979	(2,500,000)	25,580,096	(899,014)	22,181,082

Units issued, January 2007	1,300	—	650,000	—	650,000

Net loss for the period ended June 30, 2007	—	—	—	(305,481)	(305,481)

BALANCE, JUNE 30, 2007	27,279	$(2,500,000)	$26,230,096	$(1,204,495)	$22,525,601

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

			From
			November 14, 2005
	Six Months Ended	Six Months Ended	(Date of Inception)
	June 30, 2007	June 30, 2006	to June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(305,481)	$(659,829)	$(1,204,495)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	7,224	—	7,743
Non cash consulting services	—	233,000	250,000
Equity based compensation	—	232,000	658,372
Effects of changes in operating assets and liabilities
Margin deposits	(728,680)	—	(728,680)
Other receivables	(14,057)	—	(14,057)
Inventory	(4,035)	—	(4,035)
Prepaid expenses	(18,187)	—	(18,187)
Prepaid legal costs	—	25,000	—
Derivative instruments	552,849	—	552,849
Accounts payable	62,086	6,122	91,055

Net cash provided by (used in) operating activities	(448,281)	(163,707)	(409,435)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of land and land options	—	(14,985)	(622,875)
Proceeds from the sale of property	25,000	—	25,000
Payments for office equipment, office building and construction in progress	(15,782,680)	(2,504,146)	(37,123,034)

Net cash used in investing activities	(15,757,680)	(2,519,131)	(37,720,909)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan origination fees	—	(50,000)	(563,025)
Cost of raising capital	—	(80,600)	(207,276)
Proceeds from long-term debt	16,699,146	—	17,099,146
Payments on long-term debt	(5,000)	—	(10,000)
Capital contributions	650,000	2,950,000	23,029,000

Net cash provided by financing activities	17,344,146	2,819,400	39,347,845

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,138,185	136,562	1,217,501

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	79,316	112,466	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,217,501	$249,028	$1,217,501

See accompanying notes to financial statements.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Western Dubuque Biodiesel, LLC (an Iowa development stage limited liability company) located in Farley, Iowa was organized on November 14, 2005 to pool investors to build a 30 million gallon annual production biodiesel plant for the production of fuel grade biodiesel. The Company’s fiscal year ends on December 31. Significant accounting policies followed by the Company are presented below.   As of June 30, 2007 the Company is in the development stage with its efforts being principally devoted to organizational, construction and financing activities.
Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Basis of Accounting
The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  This method recognizes revenues as earned and expenses as incurred.
In the opinion of management, all adjustments have been made that are necessary to fairly present the financial position, results of operations and cash flows of the Company.
These financial statements should be read in conjunction with the financial statements and notes included in the Company’s financial statements for the year ended December 31, 2006.
Revenue Recognition
Revenue from the production of biodiesel and related products will be recorded upon delivery to customers.  Interest income is recognized as earned.
Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
Accounts receivable consist solely of an overbill on Workers’ Compensation Insurance. Therefore, no provision for doubtful accounts has been established.
Derivative Instruments and Hedging Activities
SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted from SFAS No. 133 as normal purchases or normal sales. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal sales are documented as such and exempted from the accounting and reporting requirements of SFAS No. 133.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
The Company has entered into agreements to purchase soybean oil for anticipated production needs. These contracts are considered normal purchase contracts and exempted from SFAS No. 133.
The Company enters into derivative contracts as a means of managing exposure to changes in biodiesel prices. All derivatives are designated as a non-hedge derivatives. Although the contracts may be effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments. As part of its trading activity, the Company uses option and swap contracts offered through regulated commodity exchanges to reduce risk and is exposed to risk of loss in the market value of biodiesel inventories. All derivative contracts at June 30, 2007 are recognized in the balance sheet at their fair value.
At June 30, 2007, the Company recorded a net liability for these derivatives instruments of $552,849. Realized and unrealized gains and losses on derivative instruments are included in other income since the Company has not yet commenced operations. The Company has recorded an increase to other income of $75,831 and $-0-, related to derivative contracts for the three months and six months ended June 30, 2007 and 2006, respectively.
Inventories
Inventory is stated at the lower of cost, determined on a first in, first out basis, or market value.
Inventory at June 30, 2007 consisted of raw materials to be used in future production.
Property and Equipment
Property and equipment are stated at cost.  Significant additions are capitalized, while expenditures for maintenance, repairs and minor renewals are charged to operations when incurred. The office building and office equipment are depreciated on the straight-line basis over their estimated useful lives, determined as follows:

Years
Office equipment	5 - 10
Office building	30
Construction in progress consists of amounts incurred for the engineering, construction planning and construction costs of the biodiesel plant and other costs that meet capitalization criteria.  As of June 30, 2007 construction in progress consisted primarily of construction costs for the biodiesel plant. Depreciation of such amounts will commence when the plant begins operations.
The Company follows the policy of capitalizing interest as a component of the cost of property, plant and equipment for interest incurred during the construction phase. For the three months and six months ended June 30, 2007, the Company capitalized interest of $237,835 and $315,009, which is included in construction in progress on the accompanying balance sheet.
The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable.  An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.
Loan Origination Fees
Loan origination fees are stated at cost and will be amortized on the straight-line method over the life of the loan agreements. Amortization commenced as the Company borrowed funds on the loans. Amortization for the three months and six months ended June 30, 2007 was $23,790 and $39,650 and is capitalized as part of construction period interest. This amount is included in construction in progress on the accompanying balance sheet.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
Other Income
Other income consists of amounts received from unaffiliated organizations to assist in the organization and development of the Company.  Amounts are recorded as other income when there is no obligation to repay the organization.
Organization and Start-Up Costs
Organizational and start-up costs are expensed as incurred. Organizational costs consist of amounts related to the formation of the company. Start-up costs consist of amounts incurred during the development stage related to the operation and management of the Company, which do not qualify as capitalized costs.
Stock-Based Compensation
During 2006, the Company adopted SFAS No. 123 (revised 2004) (“SFAS No. 123R”), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards.
The Company adopted a Unit Option agreement in March 2006 under which options to acquire 1,300 membership units of the Company were granted to the directors at $500 per unit. The options were exercisable upon the closing of the equity offering and securing debt financing (financial closing) and would have expired thirty days after the closing of the equity offering and securing debt financing. This agreement was amended in November 2006 and extended the term of the options to the time before funds are drawn on the loan secured from lenders to capitalize the project set forth in the offering. The Company accounted for stock option grants using the recognition and measurement principles of FAS 123(R). As a result, $658,372 of stock-based compensation was reflected in statement of operations for the year ended December 31, 2006, based on the difference between the exercise price and the fair market value of the underling units on the date of grant. The Company used the Black-Scholes-Merton option pricing model to calculate the fair value using the following assumptions: Dividend rate 0%, risk free interest rate 5.25%, volatility rate of 1%, and expected lives of three months. These options were exercised in January 2007 and additional capital of $650,000 was accepted in exchange for 1,300 units. No stock-based compensation was recognized for the three months and six months ended June 30, 2007. The amortized stock-based compensation recognized for the three months and six months ended June 30, 2006, was $211,000 and $232,000, respectively.
Income Taxes
The Company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes.  Under this type of organization, the Company’s earnings pass through to the partners and are taxed at the partner level.  Accordingly, no income tax provision has been calculated.  Differences between financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. The differences were not material for the six months ended June 30, 2007.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
Earnings Per Unit
Earnings per unit are calculated based on the period of time units have been issued and outstanding. For purposes of calculating diluted earnings per capital unit, units subscribed for but not issued are included in the computation of outstanding capital units. Units issued under the directors’ option plan have not been included in the calculation because their inclusion would have been antidilutive.
NOTE 2 — LONG-TERM DEBT AND FINANCING
Long-term obligations of the Company are summarized as follows at June 30, 2007:

Note payable to Marshall BankFirst for construction loan — see details below	$16,699,146

Note payable to the Iowa Department of Economic Development — see details below	390,000

Total	17,089,146
Less current portion	493,982

Long-term portion	$16,595,164

The estimated maturities of long-term debt at June 30, 2007, are as follows:

2008	$493,982
2009	1,180,694
2010	1,319,559
2011	1,461,826
2012	1,521,843
Thereafter	11,111,242

Total	$17,089,146

The Company has available loan commitments from Marshall BankFirst. The commitment is the lesser of $35,500,000 or sixty one percent of total project costs. The loan term is seventy-four months which consists of the construction phase during the first fourteen months and the term phase which will commence following the first day of the fifteenth month of the loan term, for the remaining sixty months. Monthly interest payments are required during construction phase with monthly interest and principal required during the term phase to be based on a ten year principal amortization. The loan commitment also includes a provision for additional payments once the term phase begins, based on one-third of all monthly earnings before interest, taxes, depreciation and amortization (EBITDA) remaining after the regularly scheduled principal and interest payments have been paid in full. Interest during the construction phase will float at 75 basis points over the prime rate as published in the Wall Street Journal (9.00% at June 30, 2007). During the term phase, the Company has the option of selecting an interest rate at 25 basis points over the prime rate as published in the Wall Street Journal or 300 basis points over the five-year LIBOR/Swap Curve rate. The agreement includes a two percent prepayment penalty during the construction phase. The agreement also includes provisions for reserve funds for interest, debt service, capital improvements and working capital. The notes are secured by essentially all of the Company’s assets. The Company had borrowings of $16,699,146 under this agreement as of June 30, 2007.
The Company has been awarded $400,000 from the Iowa Department of Economic Development consisting of a $300,000 zero interest deferred loan and a $100,000 forgivable loan. The zero interest deferred loan requires sixty monthly installments of $5,000 beginning December 2006. In January 2007 the zero interest deferred loan was amended and deferred monthly installments until August 2007, with remaining principal due at maturity, May 2012. The Company must satisfy the terms of the agreement,

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
which include producing 30,000,000 gallons of biodiesel and wage and job totals, to receive a permanent waiver of the forgivable loan. The loan is secured by a security agreement including essentially all of the Company’s assets.
The Company has issued a $145,165 letter of credit through American Trust Bank in favor of Aquila, Inc. The letter of credit is effective for the period February 6, 2007 through February 6, 2008.
NOTE 3 — MEMBERS’ EQUITY
The Company was initially capitalized by the founding members who were allowed to purchase membership units in the Company for $500 per unit. From November 14, 2005 (date of inception) to December 31, 2005 the Company issued 300 membership units for a total of $150,000. From January 1, 2006 to February 2006 the company issued an additional 5,900 member units for a total of $2,950,000. These units were issued under a private placement memorandum in which the Company offered a maximum of 7,000 units at an offering price of $500 per unit for a total offering of $3,100,000. On February 7, 2006 the private placement memorandum for the seed capital offering was closed.
In March 2006, the Company entered into an agreement that gives each member of the board of directors the option to purchase 100 membership units for the purchase price of $500 per unit. The options are exercisable upon financial closing and will expire thirty days after financial closing. This agreement was amended in November 2006 and extended the term of the options to the time before funds are drawn on the loan secured from lenders to capitalize the project set forth in the offering. The options were exercised in January 2007 and resulted in the issuance of 1,300 member units for a total of $650,000.
In May 2006 the Company prepared an offering and a Registration Statement with the State of Iowa. The Registration Statement offered a minimum of 16,250 and up to 23,750 membership units for sale at $1,000 per unit for a minimum offering amount of $16,250,000 and a maximum offering amount of $23,750,000. Potential investors had to be a resident of the State of Iowa and purchase a minimum of 25 units. The public offering resulted in 19,279 units issued during June 2006 at $1,000 per unit totaling $19,279,000. On July 13, 2006 the public offering was closed.
In December 2006 the Company entered into a written agreement to issue 2,500 units with the Renewable Energy Group, Inc. (REG, Inc.) who is contracted to build the facility and provide the management and operational services for the Company (see Note 7). REG, Inc., is a related entity formed by the Company’s original general contractor (Renewable Energy Group, LLC). (See Note 6). The agreement provides for the issuance of 2,500 membership units to the contractor upon completion of construction. The $2,500,000 consideration for the units will be deducted from the final payments made by the Company relating to the construction agreement of the biodiesel facility. The 2,500 units are considered subscribed as of June 30, 2007. The calculation of diluted shares will be impacted when the aforementioned units are actually issued.
The Company’s operating agreement provides that the net profits or losses of the Company will be allocated to the members in proportion to the membership units held. Members will not have any right to take part in the management or control of the Company. Each membership unit entitles the member to one vote on any matter which the member is entitled to vote. Transfers of membership units are prohibited except as provided for under the operating agreement and require approval of the board of directors.
NOTE 4 — CONCENTRATION OF CREDIT RISK
The Company maintains cash balances at a financial institution in its trade area. The account is secured by the Federal Deposit Insurance Corporation up to $100,000. At times, the Company’s bank balance may exceed $100,000.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
NOTE 5 — CASH FLOW DISCLOSURES
The Company had the following noncash investing and financing transactions:

			From
	Six Months	Six Months	November 14, 2005
	Ended	Ended	(Date of inception) to
	June 30, 2007	June 30, 2006	June 30, 2007
Cash paid for interest, net of capitalized interest of $315,009	$—	$—	$—

Units issued for services included in prepaid consulting	$—	$—	$250,000

Services provided for units previously issued, costs included in start-up expenses	$—	$233,000	$250,000

Construction in progress in accounts payable and accrued interest	$2,718,400	$—	$2,718,400

Cost of raising capital in accounts payable	$—	$126,676	$—

NOTE 6 — RELATED PARTY TRANSACTIONS
In November 2005, the Company entered into an agreement with an entity owned by five members of the Company for project development services. The fee for these services was $120,000, payable in monthly installments of $20,000 plus reimbursement of all reasonable expenses incurred. In addition, a total of 500 units, valued at $250,000 have been issued to the individual members of the related party. The engagement shall continue until 30 days after the plant is operational. The agreement may be terminated at any time by either party upon thirty days prior written notice. The Company incurred project development fees totaling $-0- and $333,000 for the periods ended June 30, 2007 and 2006, respectively.
In December 2005, the Company approved the hiring of an entity owned by family members of one of the founding members of the Company. The entity was hired to prepare a feasibility study, prepare a business plan and perform lender negotiation services. The Company paid fees of $-0- and $65,278 for the three months and six months ended June 30, 2007 and 2006, respectively.
The Company’s general contractor (Renewable Energy Group, LLC) entered into an agreement to construct the plant. On July 31, 2006 the general contractor formed a new related entity called Renewable Energy Group, Inc. (REG, Inc.). The new entity, REG, Inc. is contracted to provide the management and operational services for the Company. On August 9, 2006, REG, LLC assigned its construction agreement to the newly formed entity REG, Inc., which will be the general contractor. Total estimated contract costs to the general contractor are expected to be approximately $37,500,000 to $45,000,000. For the periods ended June 30, 2007 and 2006, the Company incurred construction costs with the contractor of approximately $38,000,000 and $2,500,000 respectively. Construction payable to the contractor at June 30, 2007 was $2,596,566.
A member of the board of directors is also a member of the board of directors of the Company’s depository bank.

WESTERN DUBUQUE BIODIESEL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 2007
NOTE 7 — COMMITMENTS AND CONTINGENCIES
The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to be approximately $58,600,000. Plant construction costs incurred through June 30, 2007 were approximately $40,500,000. The Company has obtained financing commitments in the amount $35,900,000 as discussed in Note 2.
The Company entered into an agreement with REG, Inc. to provide certain management and operational services. The agreement provides for REG, Inc. to place a general manager and operations manager, acquire substantially all feed stocks and basic chemicals necessary for production, and perform substantially all the sales and marketing functions for the Company. The agreement with REG, Inc. requires a per gallon fee, paid monthly, based on the number of gallons of biodiesel produced or sold. In addition, the agreement requires an annual bonus based on a percentage of the plant’s profitability with such bonus not to exceed $1,000,000 per year.
Payments shall be due the tenth of the month following the month for which such fees are computed or payable. The agreement shall remain in force for three years after the end of the first month in which product is produced for sale. The agreement shall continue until one party gives written notice of termination to the other of a proposed termination date at least twelve months in advance of a proposed termination date.
In July 2007 the Company entered into an agreement with REG, Inc. to process a specified number of gallons of biodiesel from August to October 2007. Under the terms of the agreement REG, Inc. is to provide the raw material feedstock and pay a specified price per gallon for processing.
The Company leases office space on a month-to-month basis. Rent expense for the three months and six months ended June 30, 2007 was $-0- and $450, respectively. Rent expense for the three months and six months ended June 30, 2006 was $900 and $1,650, respectively.
NOTE 8 — FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company believes the carrying amounts of cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The Company has entered into agreements to purchase soybean oil for anticipated production needs. The balance of the purchase contacts as of June 30, 2007 was 20,000,000 pounds of soybean oil for delivery from August 2007 to September 2007 with basis contracts ranging from $.0155 to $.0235 cents per pound over the applicable Chicago Board of Trade futures month. The estimated fair market value of the soybean oil purchase contracts at June 30, 2007 was approximately $90,000 higher than the agreed upon cost. The carrying amount of long-term obligations approximates fair value based on estimated interest rates for comparable debt.

PART III
ITEM 1. INDEX TO EXHIBITS.
The following exhibits are filed as part of this report:

Exhibit		Method of
No.	Description	Filing
3.1	Articles of Organization of Western Dubuque Biodiesel, LLC filed with the Iowa Secretary of State on November 14, 2005.	1

3.2	Operating Agreement of the registrant dated November 29, 2005.	1

10.1	Consulting Agreement between The Biodiesel Group, LLC and Western Dubuque Biodiesel, LLC dated November 29, 2005.	1

10.2	Membership Unit Option Agreement between Western Dubuque Biodiesel, LLC and the Directors of the Company dated March 22, 2006.	1

10.3	Agreement between Ed Recker and Western Dubuque Biodiesel, LLC dated January 15, 2006.	1

10.4	Design Build Agreement between Renewable Energy Group and Western Dubuque Biodiesel, LLC dated June 30, 2006. +	*

10.5	Amendment to Agreement between Ed Recker and Western Dubuque Biodiesel, LLC dated July 1, 2006.	1

10.6	Management and Operational Services Agreement between Renewable Energy Group, Inc. and Western Dubuque Biodiesel, LLC dated August 29, 2006.	*

10.7	Schueller Construction Proposal dated September 1, 2006.	1

10.8	Construction-Term Loan Agreement between Bankfirst and Western Dubuque Biodiesel, LLC dated October 25, 2006.	1

10.9	Cornerstone Energy Agreement with Western Dubuque Biodiesel dated December 15, 2006.	1

10.10	Large Volume Transportation Service Agreement between Aquila, Inc. and Western Dubuque Biodiesel, LLC dated December 16, 2006.	1

10.11	Letter Agreement between Renewable Energy Group, Inc. and Western Dubuque Biodiesel, LLC dated December 28, 2006.	1

10.12	Iowa Department of Economic Development Promissory Note dated March 30, 2007.	1

10.13	Amendment to Membership Unit Option Agreement between Western Dubuque Biodiesel, LLC and the Directors of the Company dated March 29, 2007.	1

10.14	Industry Track Agreement between Chicago, Central and Pacific Railroad Company and Western Dubuque Biodiesel, LLC dated June 15, 2007	2

Exhibit		Method of
No.	Description	Filing
10.15	Water Use Agreement between the City of Farley, Iowa and Western Dubuque Biodiesel, LLC dated June 8, 2007	2

10.16	Sewer Use Agreement between the City of Dubuque, Iowa and Western Dubuque Biodiesel, LLC dated May 20, 2007	2

10.17	Electric Service Agreement between Alliant Energy and Western Dubuque Biodiesel, LLC dated June 13, 2007.	2

10.18	Toll Manufacturing Agreement between Renewable Energy Group, Inc. and Western Dubuque Biodiesel, LLC dated July 9, 2007 +	2

16.1	Change Accountant Letter from Christianson & Associates, PLLP dated April 27, 2007.	1

(*)	Filed herewith.

(1)	Incorporated by reference to the exhibit of the same number on our Registration Statement on Form 10-SB, No.000-52617, originally filed on April 30, 2007

(2)	Incorporated by reference to the exhibit of the same number on our Registration Statement on Form 10-SB/A, No.000-52617, originally filed on August 10, 2007.

(+)	Confidential Treatment Requested
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN DUBUQUE BIODIESEL, LLC

Date: November 12, 2007	By:	/s/ William G. Schueller

William G. Schueller, Chairman